Filed Pursuant to Rule 253(g)(1)

File No. 024-11898

OFFERING CIRCULAR

BIOLIFE SCIENCES INC.

8,400,000,000 Shares of Common Stock

This Post-Qualification Offering Circular Amendment No. 4 (the “PQA4”) amends the Offering Statement of BioLife Sciences, Inc., a Florida corporation, qualified on June 30, 2022, Post-Qualification Offering Circular Amendment No. 1 dated December 23, 2022, as qualified on December 29, 2022, and Post-Qualification Offering Circular Amendment No. 2 dated February 9, 2023, as qualified on February 17, 2023, and as may be amended and supplemented from time to time, to: (a) add 2,000,000,000 additional shares of common stock to be offered pursuant to this PQA4, for a revised maximum of 8,400,000,000 Offered Shares; and (b) change the offering price of the remaining 7,904,221,852 unsold Offered Shares (the “Remaining Shares”) to $0.000025 per share (the price to be fixed by a post-qualification supplement).

By this PQA4, BioLife Sciences Inc., a Florida corporation, is offering for sale a maximum of 8,400,000,000 shares of its Common Stock (the “Offered Shares”), at a fixed price of $[0.00002-0.0002] per share, pursuant to Tier 1 of Regulation A. A minimum purchase of $5,000 of the Offered Shares is required in this offering. If you have satisfied the minimum purchase requirement, any additional purchase must be in an amount of at least $1,000. This offering is being conducted on a best-efforts basis, which means that there is no minimum number of Offered Shares that must be sold by us for this offering to close; thus, we may receive no or minimal proceeds from this offering. The proceeds from the offering will become immediately available to us and may be used as they are accepted as discussed below. Purchasers of the Offered Shares will not be entitled to a refund and could lose their entire investments.

This offering commenced on June 30, 2022; this offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) March 28, 2024, or (c) the date on which this offering is earlier terminated by us, in our sole discretion. (See “Plan of Distribution”).

Title of Class of Securities Offered	Total Number of Shares Offered	Number of Shares Sold to Date	Proceeds to Company to Date(1)	Number of Remaining Shares to Be Sold	Price to Public of Remaining Shares to Be Sold	Proceeds to Company from Remaining Shares (1)	Commissions (2)	Total Proceeds to Company (3)
Common Stock Offered by Our Company	8,400,000,000	495,778,148	$5,731,157	7,904,221,852	$0.000025	$197,605	$-0-	$5,928,762

(1)

Does not reflect payment of expenses of this offering estimated at up to $100,000. If we engage the services of broker-dealers in connection with the offering, their commissions will be an additional expense of the offering. See “Plan of Distribution.”

(2)

We have not enlisted the services of a broker-dealer or underwriter, but may at some time in the future. However, information as to any such broker-dealer or underwriter shall be disclosed in an amendment to this PQA4. See “Plan of Distribution.”

(3)	Assumes that all of the Remaining Shares are sold.

In this PQA4, unless otherwise noted or unless the context otherwise requires, references to “we,” “us,” “our,” and the “Company” refer to the activities of and the assets and liabilities of the business and operations of BioLife Sciences, Inc. and its subsidiaries.

Our common stock is quoted on the OTC Pink, which is operated by OTC Markets Group, Inc. (OTC Markets), under the ticker symbol BLFE. On April 5, 2023, the closing price of our common stock was $0.00045 per share.

Investing in the Offered Shares is speculative and involves substantial risks. You should purchase Offered Shares only if you can afford a complete loss of your investment. See Risk Factors, beginning on page 8, for a discussion of certain risks that you should consider before purchasing any of the Offered Shares.

THE SEC DOES NOT PASS UPON THE MERITS OF, OR GIVE ITS APPROVAL TO, ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC. HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The use of projections or forecasts in this offering is prohibited. No person is permitted to make any oral or written predictions about the benefits you will receive from an investment in the Offered Shares.

No sale may be made to you in this offering, if you do not satisfy the investor suitability standards described in this PQA4 under Plan of Distribution- State Law Exemptions and Investor Suitability (page 28). For general information on investing, we encourage you to refer to www.investor.gov.

This PQA4 is following the offering circular format described in Part II (a)(1)(ii) of Form 1-A.

The date of this Post-Qualification Offering Circular Amendment No. 4 is April 6, 2023.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this PQA4 includes some statements that are not historical and that are considered forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our expectations, hopes, beliefs and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words anticipates, believes, continue, could, estimates, expects, intends, may, might, plans, possible, potential, predicts, projects, seeks, should, will, would and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this PQA4 are based on current expectations and beliefs concerning future developments that are difficult to predict. We cannot guarantee future performance, or that future developments affecting our company will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below in the Risk Factors section. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether because of new information, future events or otherwise, except as may be required under applicable securities laws.

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OFFERING CIRCULAR SUMMARY

The following summary highlights material information contained in this PQA4. This summary does not contain all of the information you should consider before purchasing our common stock. Before making an investment decision, you should read this PQA4 carefully, including the Risk Factors section and the unaudited consolidated financial statements and the notes thereto. Unless otherwise indicated in this PQA4 or unless otherwise noted or unless the context otherwise requires, references to “we,” “us,” “our,” and the “Company” refer to the activities of and the assets and liabilities of the business and operations of BioLife Sciences Inc., a Florida corporation.

Our Company

BioLife Sciences Inc. (BioLife) is a commercialization accelerator, licensor and developer of innovative and disruptive technologies for the healthcare, beauty and food and beverage industry sectors.

Unlike university accelerators and venture capital investors who may provide mentorship or embedded sales executives, BioLife can become an integral part of a partner company’s business development and sales function, as an agent, distributor or customer, allowing the innovative company to focus on what they do best. Many times, this may involve a product/service pivot, re-branding or re- positioning of an existing offering.

BioLife utilizes our cutting-edge technologies to physically transform everyday products into superior designs which provide consumers with safer and more effective alternatives to complete everyday tasks.

BioLife aims to enrich the lives of our customers, communities and colleagues, and we know that we will not thrive unless the communities around us equally thrive. We conduct our business in a socially responsible and ethical manner with a strong focus on producing products which are sustainable, locally made and ethically sourced.

BioLife Sciences Inc. is a publicly traded corporation listed on the OTC Pink Market.

SEE DESCRIPTION OF BUSINESS FOR FULL OVERVIEW OF SERVICES AND REVENUE.

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Offering Summary

Issuer	BioLife Sciences Inc.
Securities Offered (Offered Shares)	A Maximum of 8,400,000,000 shares of Common Stock, par value $0.00001, including the 7,904,221,852 Remaining Shares.
Offering Price	$0.000025 per Offered Share
Shares Outstanding Before this Offering	1,566,831,732 shares of Common Stock.
Shares Outstanding After this Offering	9,471,053,584 shares of Common Stock, par value $0.00001, assuming the sale of all of the Remaining Shares hereunder.
Investor Suitability Standards

The Offered Shares may only be purchased by investors residing in a state in which this offering is duly qualified. For general information on investing, we encourage you to refer to www.investor.gov. (See State Law Exemptions and Investor Suitability).

Market for Our Stock	Our common stock is quoted on the OTC Markets Pink tier under the ticker symbol BLFE.
Termination of this Offering

This Offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) March 28, 2024, and (c) the date on which this offering is earlier terminated by us, in our sole discretion.

Use of Proceeds

We will apply the proceeds of this offering for general administrative expenses, product development, operations, marketing, sales development, debt and customer training and support. (See Use of Proceeds).

Risk Factors

An investment in the Offered Shares involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investments. You should carefully consider the information included in the Risk Factors section of this PQA4, as well as the other information contained in this PQA4, prior to making an investment decision regarding the Offered Shares. (See Risk Factors).

Corporate Information

Our mailing address is 2831 St. Rose Parkway #200, Henderson, NV, USA 89052; our telephone number is +1833-919-1037; our corporate website is located at https://www.BioLifesciences.com. No information found on our company’s website is part of this PQA4.

Continuing Reporting Requirements Under Regulation A

As a Tier 1 issuer under Regulation A, we will be required to file with the SEC a Form 1-Z (Exit Report Under Regulation A) upon the termination of this offering. We will not be required to file any other reports with the SEC following this offering.

However, during the pendency of this offering and following this offering, we intend to file quarterly and annual financial reports and other supplemental reports with OTC Markets, which will be available at www.otcmarkets.com.

All of our future periodic reports, whether filed with OTC Markets or the SEC, will not be required to include the same information as analogous reports required to be filed by companies whose securities are listed on the NYSE or NASDAQ, for example.

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RISK FACTORS

An investment in the Offered Shares involves substantial risks. You should carefully consider the following risk factors, in addition to the other information contained in this PQA4, before purchasing any of the Offered Shares. The occurrence of any of the following risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects, and financial condition. Some statements in this PQA4, including statements in the following risk factors, constitute forward-looking statements. (See Cautionary Statement Regarding Forward-Looking Statements).

Risks Related to Our Company

Our growth is dependent on our ability to retain existing customers and, cross-sell opportunities from existing customers, and customer attrition or downgrades could harm our future operating results.

Our ability to grow revenue and achieve profitability depends, in part, on customer renewals, upgrades and cross-sales to existing customers exceeding downgrades and customer attrition. However, we may not be able to increase our penetration within our existing customer base as anticipated and we may not otherwise retain existing customers. In addition, we may not be successful in cross-selling new products to our existing customers. If our customers do not purchase additional products from us, our revenue may grow more slowly than expected or may decline, and our financial performance may be adversely affected.

Any failure to offer high-quality customer service may adversely affect our relationships with our customers and our financial results.

Any failure to maintain high-quality customer service, or a market perception that we do not maintain high-quality customer service, could adversely affect our reputation, our ability to sell our products to existing and prospective customers and our business, operating results and financial position.

If the market for gardening and cleaning develops more slowly than we expect, or declines, our business could be adversely affected.

The market for fabric pots is not as mature as the market for traditional pots, and it is uncertain whether fabric pots will achieve and sustain high levels of customer demand and market acceptance. Our success will depend to a substantial extent on increased adoption of copper infused products. We do not know whether the adoption of copper infused pots, gardening gloves and towels will continue to grow and displace traditional gardening and cleaning tools. It is difficult to predict customer adoption rates and demand for our products, the future growth rate and size of the copper infused gardening and cleaning products or the entry of competitive products. The expansion of the copper infused products market depends on a number of factors, including the cost, performance and perceived value, as well as the ability of copper infused products to address concerns surrounding harmful bacteria that can harm plants. If other copper infused product providers experience incidents disruptions in delivery or other problems, the market for copper infused products as a whole, including our products, may be negatively affected. If copper infused gardening and cleaning products do not achieve widespread adoption, or there is a reduction in demand caused by a lack of customer acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and products, decreases in business spending or otherwise, our revenues may decrease, and our business could be adversely affected.

Failure to maintain and expand our sales organization may negatively impact our revenue growth.

We will sell our copper infused products primarily online and through big box retail stores. Growing sales to customers is in part dependent on our ability to expand our sales force. Identifying, recruiting and training sales personnel requires significant time, expense and attention. It can take several weeks or longer before our sales representatives are fully-trained and productive. Our business may be adversely affected if our efforts to expand and train our sales organization do not generate a corresponding increase in revenue. In particular, if we are unable to hire, develop and retain sales personnel or if our new sales personnel are unable to achieve expected sales productivity levels in a reasonable period of time or at all, our revenue may grow more slowly than expected or decline and our business may be harmed.

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If we are unable to increase market awareness of our company and our products our revenue may not continue to grow or may decline.

Market awareness of our company and our products is essential to our ability to generate new leads for expanding our business and our continued growth. If we fail to sufficiently invest in our marketing programs or they are unsuccessful in creating market awareness of our company and our products, our revenue may grow more slowly than expected or may decline and our financial performance may be adversely affected.

The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.

The overall market for copper infused products is rapidly evolving and subject to changing technology and shifting customer needs. The intensity and nature of our competition varies significantly. Many of our competitors and potential competitors are larger and have greater brand name recognition, longer operating histories, larger marketing budgets and significantly greater resources than we do. Some of our smaller competitors may offer products at a lower price than us due to lower overhead or other factors, while some of our larger competitors may offer copper infused products at a lower price in an attempt to cross-sell additional products in the future or retain a customer using a different application.

We believe there are a limited number of direct competitors that provide copper infused products. However, we face competition from companies in the cleaning industry such as Scoth-Brite, ZWipes, Eurow and other companies as well as companies in the home and gardening industry such as Amazon, Ebay or local hardware stores, local nurseries or direct at big box stores such as Lowe’s and Home Depot for gardening equipment and supplies.

Our success depends on our ability to adapt to technological change and continue to innovate.

The overall market for copper infused products is rapidly evolving and subject to changing technology, shifting customer needs and frequent introductions of new products. Our ability to attract new customers and increase revenue from existing customers will depend in large part on our ability to develop or acquire new products and enhance and improve existing products. To achieve market acceptance for our products, we must effectively anticipate and offer products that meet changing customer demands in a timely manner. Customers may require features and capabilities that our current products do not have. We may experience difficulties that could delay or prevent our development, acquisition or implementation of new products and enhancements.

If we are unable to successfully develop or acquire new copper infused products, enhance our existing products to anticipate and meet customer preferences, sell our products into new markets or adapt to changing industry standards in copper infused products, our revenue and results of operations would be adversely affected.

Adverse economic conditions may reduce our customers’ ability to spend money on copper infused products, or our customers may otherwise choose to reduce their spending on copper infused products, which may adversely impact our business.

Our business depends on the overall demand for copper infused products and on the economic health of prospective customers. If worldwide economic conditions become unstable, our prospective customers may re-evaluate their decision to purchase our products Weak global economic conditions or a reduction in gardening and cleaning spending by our customers, could harm our business in a number of ways, including longer sales cycles and lower prices for our products.

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If our copper infused products contain serious errors or defects we may lose revenue and market acceptance and we may incur costs to defend or settle product liability claims.

Copper infused products such as ours may contain errors or defects, particularly when first introduced or when new enhancements are released. Our current and future products may contain serious defects.

Defects or other performance problems could negatively impact our customers and could result in:

•	loss or delayed market acceptance and sales;

•	sales credits or refunds for damaged products

•	loss of customers;

•	diversion of development and customer service resources; and

•	injury to our reputation.

The costs incurred in correcting any material errors or defects might be substantial and could adversely affect our operating results. Even if not successful, a product liability claim brought against us would likely be a distraction to management, time-consuming and costly to resolve, and could seriously damage our reputation in the marketplace, making it harder for us to sell our products Additionally, our policy may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management’s attention.

If we fail to develop and maintain relationships with third parties, our business may be harmed.

Our business depends in part on the development and maintenance of joint sales and reseller relationships. Maintaining relationships with third parties requires significant time and resources. Further, third parties may not perform as expected under any relationships that we may enter into, and we may have disagreements or disputes with third parties that could negatively affect our brands and reputation. If we are unsuccessful in establishing or maintaining relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our operating results could suffer.

Changes in laws or regulations related to antimicrobial products may diminish the demand for our products and could have a negative impact on our business.

Products advertised and sold in the U.S. with antimicrobial effectiveness claims are regulated by the U.S. Environmental Protection Agency (EPA) under the Federal Insecticide Fungicide and Rodenticide Act (FIFRA). Changes in government regulations may have a negative impact on the Company’s ability to sell its products.

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There may be unforeseen liabilities from transactions

There may be liabilities that the Company has failed to discover or has underestimated in connection with prior corporate transactions. In addition, there may be expenditure requirements that the Company has failed to discover or underestimated in connection with these transactions. Any such liabilities or capital expenditure requirements could have a material adverse effect on the Company’s business, financial condition or future prospects.

Current Global Financial Conditions may impact our ability to obtain additional capital

Current global financial conditions have been subject to increased volatility and as a result, access to financing may be negatively impacted. These factors may further impact the ability of the Company to obtain additional capital in the future. If these increased levels of volatility continue, the Company’s operations could be adversely impacted and the value and the price of its common shares could be adversely affected.

Negative Operating Cash flows could impact our ability to grow as a company.

The Company currently does not have any significant revenues and as a result the Company has experienced negative operating cash flow. There can be no assurance that significant additional losses will not occur in the near future or that the Company will be profitable in the future. The Company’s operating expenses and capital expenditures may increase in subsequent years as needed. There can be no assurance that the Company will generate any revenues or achieve profitability, nor can there be any assurance that the underlying assumed levels of expenses will prove to be accurate.

We rely on Key Executives and Directors

The Company is dependent on the services of its executives and directors. Due to the relatively small size of the Company, the loss of these persons or the Company’s inability to attract and retain additional highly skilled people may adversely affect its business and future operations.

Conflicts of Interest

Certain directors and officers of the Company may serve from time to time as directors, officers, promoters and members of management of other companies and therefore it is possible that a conflict may arise between their duties as a director or officers of the Company and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest. The Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers the directors and officers will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law, as applicable.

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Risks Related to this Offering

There is no minimum offering and no person has committed to purchase any of the Offered Shares.

We have not established a minimum offering hereunder, which means that we will be able to accept even a nominal amount of proceeds, even if such amount of proceeds is not sufficient to permit us to achieve any of our business objectives. In this regard, there is no assurance that we will sell any of the Offered Shares or that we will sell enough of the Offered Shares necessary to achieve any of our business objectives. Additionally, no person is committed to purchase any of the Offered Shares.

You may never realize any economic benefit from a purchase of Offered Shares.

Because the market for our common stock is volatile, there is no assurance that you will ever realize any economic benefit from your purchase of Offered Shares.

We do not intend to pay dividends on our common stock or preferred stock.

The company does not have a dividend policy. The company has neither declared nor paid a dividend. To date, the company has not retained earnings for reinvestment but may do so in the future.

Our shares of common stock are Penny Stock, which may impair trading liquidity.

Disclosure requirements pertaining to penny stocks may reduce the level of trading activity in the market for our common stock and investors may find it difficult to sell their shares. Trades of our common stock will be subject to Rule 15g-9 of the SEC, which rule imposes certain requirements on broker-dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, broker-dealers must make a special suitability determination for purchasers of the securities and receive the purchaser's written agreement to the transaction prior to sale. The SEC also has rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

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Our common stock is thinly traded, and its market price may become highly volatile.

There is currently only a limited market for our common stock. A limited market is characterized by a relatively limited number of shares in the public float, relatively low trading volume and a small number of brokerage firms acting as market makers. The market for low priced securities is generally less liquid and more volatile than securities traded on national stock markets. Wide fluctuations in market prices are not uncommon. No assurance can be given that the market for our common stock will continue. The price of our common stock may be subject to wide fluctuations in response to factors such as the following, some of which may be beyond our control:

•	actual or anticipated fluctuations in our financial condition or results of operations;

•	variance in our financial performance from expectations of securities analysts;

•	changes in the pricing of our products and services;

•	changes in our projected operating and financial results;

•	changes in laws or regulations applicable to our products and services;

•	announcements by us or our competitors of significant business developments, acquisitions, or new offerings;

•	significant data breaches of our company, providers, vendors or pharmacies;

•	our involvement in litigation;

•	future sales of our common stock by us or our stockholders, as well as the anticipation of lock-up releases;

•	changes in senior management or key personnel;

•	negative publicity, such as whistleblower complaints or unsupported allegations made by short sellers, about us or our products or services;

•	the trading volume of our common stock;

•	changes in investor perceptions of us or our industry;

•	changes in the anticipated future size and growth rate of our market;

•	general economic, political, regulatory, industry, and market conditions; and

•	natural disasters or major catastrophic events.

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We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

We incur significant legal, accounting, and other expenses associated with being a publicly traded company, which we expect to further increase after we are no longer an emerging growth company and we up list to OTCQB. The Sarbanes–Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Stock Market, or Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly. We have made estimates to the amount of additional costs we will incur as a public company, but these fees could increase, or the specific timing of such costs could change.

The terms of this offering were determined arbitrarily.

The terms of this offering were determined arbitrarily by us. The offering price for the Offered Shares does not necessarily bear any relationship to our company's assets, book value, earnings, or other established criteria of valuation. Accordingly, the offering price of the Offered Shares should not be considered as an indication of any intrinsic value of such securities. (See Dilution).

Future sales of our common stock, or the perception in the public markets that these sales may occur, could reduce the market price of our common stock.

In general, our officers and directors and major shareholders, as affiliates, under Rule 144 may not sell more than one percent of the total issued and outstanding shares in any 90-day period, and must resell the shares in an unsolicited brokerage transaction at the market price. The availability for sale of substantial amounts of our common stock under Rule 144 or otherwise could reduce prevailing market prices for our common stock.

You will suffer dilution in the net tangible book value of the Offered Shares you purchase in this offering.

If you acquire any Offered Shares, you will suffer immediate dilution, due to the lower book value per share of our common stock compared to the purchase price of the Offered Shares in this offering. (See Dilution).

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Our management and principal stockholders own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

As of May 17, 2022, our executive officers, directors and five percent or greater stockholders and their respective affiliates, beneficially own, in the aggregate, the majority of our currently outstanding common stock, assuming the conversion of all our outstanding convertible preferred stock. Upon the closing of this offering, assuming that we sell the number of shares reflected on the cover page of this prospectus, that same group will beneficially own, in the aggregate, a majority of our outstanding common stock. As a result, after this offering, these stockholders, if they act together, will be able to exercise considerable influence over matters requiring stockholder approval, including the election of directors, amendments of our organizational documents and approval of any merger, sale of substantially all our assets or other significant corporate transactions. This concentration of ownership may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you or other stockholders may feel are in your or their best interest as one of our stockholders.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, our ultimate use may vary substantially from our currently intended use. Investors will need to rely upon the judgment of our management with respect to the use of proceeds.

Pending use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the United States government that may not generate a high yield for our stockholders. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price of our common stock could decline.

As an issuer of penny stock, the protection provided by the federal securities laws relating to forward looking statements does not apply to us.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

General securities investment risks.

All investments in securities involve the risk of loss of capital. No guarantee or representation is made that an investor will receive a return of its capital. The value of our common stock can be adversely affected by a variety of factors, including development problems, regulatory issues, technical issues, commercial challenges, competition, legislation, government intervention, industry developments and trends, and general business and economic conditions.

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Offering not reviewed by independent professionals.

We have not retained any independent professionals to review or comment on this offering or otherwise protect the interest of the investors hereunder. Although we have retained our own counsel, neither such counsel nor any other counsel has made, on behalf of the investors, any independent examination of any factual matters represented by management herein. Therefore, for purposes of making a decision to purchase our common stock, you should not rely on our counsel with respect to any matters herein described. Prospective investors are strongly urged to rely on the advice of their own legal counsel and advisors in deciding to purchase our common stock.

We may terminate this Offering at any time during the offering period.

We reserve the right to terminate this offering at any time, regardless of the number of common stock shares sold. In the event that we terminate this offering at any time prior to the sale of all of the common stock shares offered hereby, whatever amount of capital that we have raised at that time will have already been utilized by the Company and no funds will be returned to subscribers.

The Company’s exclusive forum provision in the Subscription Agreement attached to this PQA4 does not apply to claims arising under the federal securities laws and the rules and regulations thereunder, including the Securities Act and the Exchange Act, and there are risks and other potential impacts of this exclusive forum provision to investors in this Offering.

The Subscription Agreement for this Offering provides that, unless we consent in writing to the selection of an alternative forum, the state and federal courts located in Broward County, Florida will be the sole and exclusive forum for substantially all disputes between us and subscribers to this Offering, which could limit your ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees. This choice of forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act or the Exchange Act and does not apply to claims arising under the federal securities laws. Accordingly, our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and you cannot waive our compliance with these laws, rules, and regulations.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities pursuant hereto shall be deemed to have notice of and consented to this provision. This exclusive-forum provision may limit your ability to bring a claim in a judicial forum of your choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find the choice of forum provision contained in the Subscription Agreement, to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and other employees.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreements, which could result in less favorable outcomes to investors in any action under the agreement.

Investors in this offering will be bound by the subscription agreement that includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement, including any claim under the federal securities laws.  If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Florida, which governs the subscription agreement, in a court of competent jurisdiction in the State of Florida. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to investors in such an action. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common shares or by us of compliance with any provision of the federal securities laws and the rules and regulations promulgated under those laws.

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Risks Related to our Financial Position, Need for Additional Capital and Growth Strategy

We will require substantial additional funding to achieve our business goals. If we are unable to obtain this funding when needed and on acceptable terms, we could be forced to delay, limit or terminate our product development efforts.

Developing copper infused products rely on expansive research and expansive operations in order to serve the target market. Once research is performed, the correct development funding along with priorities of development cycles must be determined before a full product launch occurs before launching any new products, we typically establish beta testing before commercial scale, and establish and develop quality control, regulatory, marketing, sales and administrative capabilities to support our existing products and pursue potential additional products. We are also responsible for the payments to third parties of expenses that may include milestone payments and maintenance fees. Because the outcome of any new product process is highly uncertain, we cannot reasonably estimate the actual amount funding necessary to successfully complete the development, regulatory approval process and commercialization of any future product candidates we may identify. Additional funds may not be available when we need them, on terms that are acceptable, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit or terminate one or more research or development programs or the commercialization of any product candidates or be unable to expand operations or otherwise capitalize on business opportunities, as desired, which could materially affect our business, prospects, financial condition and results of operations.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to current product candidates or to any future product candidates on unfavorable terms.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. We, and indirectly, our stockholders, will bear the cost of issuing and servicing any such securities and of entering into and maintaining any such strategic partnerships or other arrangements. Because any decision by us to issue debt or equity securities in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future financing transactions. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of additional indebtedness would result in increased fixed payment obligations and could involve additional restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Additionally, any future collaborations we enter into with third parties may provide capital in the near term but limit our potential cash flow and revenue in the future. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates or grant licenses or other rights on unfavorable terms.

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If we engage in acquisitions or strategic partnerships, this may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may engage in various acquisitions and strategic partnerships in the future, including licensing or acquiring complementary products, intellectual property rights, technologies, or businesses. Any acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of indebtedness or contingent liabilities;

•	the issuance of our equity securities which would result in dilution to our stockholders;

•	assimilation of operations, intellectual property, products and product candidates of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such an acquisition or strategic partnership;

•	retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and

•	our inability to generate revenue from acquired intellectual property, technology and/or products sufficient to meet our objectives or even to offset the associated transaction and maintenance costs.

In addition, if we undertake such a transaction, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense.

To be successful, we need to attract and retain qualified personnel.

Our success will depend to a significant extent on our ability to identify, attract, hire, train and retain qualified professional, creative, technical and managerial personnel. Competition for the caliber of talent required to support subscribers may be high. We cannot assure you that we will be successful in identifying, attracting, hiring, training and retaining such personnel in the future. If we were unable to hire, assimilate and retain qualified personnel in the future, such inability could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

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Liquidity Risk

The Company’s operations present a liquidity risk. Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company relies on injections of capital through the issuance of the Company's capital stock to settle its liabilities when they become due.

DILUTION

Dilution in net tangible book value per share to purchasers of our common stock in this offering represents the difference between the amount per share paid by purchasers of the Offered Shares in this offering and the net tangible book value per share immediately after completion of this offering. In this offering, dilution is attributable primarily to our negative net tangible book value per share.

If you purchase Remaining Shares in this offering, your investment will be diluted to the extent of the difference between your purchase price per Remaining Share and the net tangible book value of our common stock after this offering. Our net tangible book value as of November 30, 2022, was $534,302 (unaudited), or $0.0003 (unaudited) per share. Net tangible book value per share is equal to total assets minus the sum of total liabilities and intangible assets divided by the total number of shares outstanding as of the date of this PQA4.

Without giving effect to issuances of shares of common stock after the date of this PQA4, the tables below illustrate the dilution to purchasers of Remaining Shares in this offering, on a pro forma basis, assuming 100%, 75%, 50% and 25% of the Remaining Shares are sold.

Assuming the Sale of 100% of the Remaining Shares

Assumed offering price per share

Net tangible book value per share as of November 30, 2022 (unaudited)

Increase in net tangible book value per share after giving effect to this offering

Pro forma net tangible book value per share as of November 30, 2022 (unaudited)

Dilution in net tangible book value per share to purchasers of Offered Shares in this offering

$0.000025 $0.0003 $0.0000 $0.0001 $0.0000
Assuming the Sale of 75% of the Remaining Shares

Assumed offering price per share

Net tangible book value per share as of November 30, 2022 (unaudited)

Increase in net tangible book value per share after giving effect to this offering

Pro forma net tangible book value per share as of November 30, 2022 (unaudited)

Dilution in net tangible book value per share to purchasers of Offered Shares in this offering

$0.000025 $0.0003 $0.0000 $0.0001 $0.0000

Assuming the Sale of 50% of the Remaining Shares

Assumed offering price per share

Net tangible book value per share as of November 30, 2022 (unaudited)

Increase in net tangible book value per share after giving effect to this offering

Pro forma net tangible book value per share as of November 30, 2022 (unaudited)

Dilution in net tangible book value per share to purchasers of Offered Shares in this offering

$0.000025 $0.0003 $0.0000 $0.0001 $0.0000
Assuming the Sale of 25% of the Remaining Shares

Assumed offering price per share

Net tangible book value per share as of November 30, 2022 (unaudited)

Increase in net tangible book value per share after giving effect to this offering

Pro forma net tangible book value per share as of November 30, 2022 (unaudited)

Dilution in net tangible book value per share to purchasers of Offered Shares in this offering

$0.000025 $0.0003 $0.0000 $ (0.0001) $0.0000

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USE OF PROCEEDS

As of the date of this PQA4, 495,778,148 shares have been issued and sold for a total of $5,731,157 in proceeds. We have applied such proceeds to sales and marketing expenses, company awareness expenses, general and administrative expenses and working capital.

The table below sets forth the manner in which we intend to apply the net proceeds derived by us in this offering, assuming the sale of 25%, 50%, 75% and 100% of the Remaining Shares, before the payment of expenses associated with this PQA4 of approximately $5,000.

	Use of Proceeds for Assumed Percentage of Remaining Shares Sold in This Offering
	25%	50%	75%	100%
Inventory	$7,900	$15,800	$23,700	$31,600
Marketing and Advertising	7,900	15,800	23,700	31,600
Employee/Officer/Director Compensation	7,900	15,800	23,700	31,600
Professional and Consulting Fees	7,900	15,800	23,700	31,600
Contingency Budget	7,921	15,842	23,763	31,684
Total Net Proceeds	$49,401	$98,802	$148,203	$197,605

Because the offering is a “best-efforts” offering without a minimum offering amount, we may close the offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this offering.

                We reserve the right to change the foregoing use of proceeds, should our management believe it to be in the best interest of our company. The allocations of the proceeds of this offering presented above constitute the current estimates of our management and are based on our current plans, assumptions made with respect to the industry in which we operate, general economic conditions and our future revenue and expenditure estimates.

Investors are cautioned that expenditures may vary substantially from the estimates presented above. Investors must rely on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds of this offering for other purposes.

In the event we do not obtain the entire offering amount hereunder, we may attempt to obtain additional funds through private offerings of our securities or by borrowing funds. Currently, we do not have any committed sources of financing.

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DETERMINATION OF OFFERING PRICE

Prior to the Offering, there has been a limited public market for our Common Stock. Accordingly, the price of the Offered Shares in this Offering was determined by the Company. The principal factors we considered in determining such price include:

§	the information set forth in this PQA4 and otherwise available;

§	our history and prospects and the history of and prospects for the industry in which we compete;

§	our past and present financial performance;

§	our prospects for future earnings and the present state of our development;

§	the general condition of the securities markets at the time of this Offering;

§	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

§	other factors deemed relevant by us.

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PLAN OF DISTRIBUTION

In General

Our company is offering a maximum of 8,400,000,000 shares of Common Stock, including the Remaining Shares (the Offered Shares) on a best-efforts basis, at a fixed price of $0.000025 per Offered Share; any funds derived from this offering will be immediately available to us for our use. There will be no refunds for purchases of the Offered Shares. This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion.

There is no minimum number of Offered Shares that we are required to sell in this offering. All funds derived by us from this offering will be immediately available for use by us, in accordance with the uses set forth in the Use of Proceeds section of this PQA4. No funds will be placed in an escrow account during the offering period and no funds will be returned once an investor’s subscription agreement has been accepted by us.

The shares are being offered by us on a “best-efforts” basis by our officers, directors and employees, with the assistance of independent consultants, and possibly through registered broker-dealers who are members of the Financial Industry Regulatory Authority (“FINRA”) and finders. As of the date of this PQA4, unless otherwise permitted by applicable law, we do not intend to accept subscriptions from investors in this Offering who reside in certain states, unless and until the Company has complied with each such states’ registration and/or qualification requirements. We reserve the right to temporarily suspend and/or modify this offering and PQA4 in the future, during the offering period, in order to take such actions necessary to enable the Company to accept subscriptions in this offering from investors residing in such states identified above.

We may pay finder’s fees to persons who refer investors to us. We may also pay consulting fees to consultants who assist us with this offering, based on invoices submitted by them for advisory services rendered. Consulting compensation, finder’s fees and brokerage commissions may be paid in cash, common stock or warrants to purchase our common stock. To the extent we decide to engage broker-dealers we may also issue shares and grant stock options or warrants to purchase our common stock to such broker-dealers for sales of shares attributable to them, and to finders and consultants, and reimburse them for due diligence and marketing costs on an accountable or non-accountable basis. We have not entered into selling agreements with any broker-dealers to date, though we may engage a FINRA registered broker-dealer firm for offering administrative services. Participating broker-dealers, if any, and others may be indemnified by us with respect to this offering and the disclosures made in this PQA4.

Procedures for Subscribing

If you decide to subscribe for Offered Shares in this offering, you should:

•	Electronically receive, review, execute and deliver to us a subscription agreement; and

•	Deliver funds directly by wire or electronic funds transfer via ACH to the Company’s bank account designated in the Company’s subscription agreement.

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Right to Reject Subscriptions

After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to us, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions

Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the Offered Shares subscribed. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

This PQA4 will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on our website at https://www.BioLifesciences.com, as well as on the SEC's website, www.sec.gov.

An investor will become a shareholder of our company and the Offered Shares will be issued, as of the date of settlement. Settlement will not occur until an investor's funds have cleared and we accept the investor as a shareholder.

By executing the subscription agreement and paying the total purchase price for the Offered Shares subscribed, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets certain minimum financial standards. (See State Qualification and Investor Suitability Standards below).

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

Minimum Purchase Requirements

You must initially purchase at least $5,000 of the Offered Shares in this Offering. If you have satisfied the minimum purchase requirement, any additional purchase must be in an amount of at least $1,000.

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State Law Exemptions and Investor Suitability

State Law Exemptions

This PQA4 does not constitute an offer to sell or the solicitation of an offer to purchase any Offered Shares in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Offered Shares involves substantial risks and possible loss by investors of their entire investments. (See Risk Factors).

The Offered Shares have not been qualified under the securities laws of any state or jurisdiction. However, in the case of each state in which we sell the Offered Shares, we may qualify the Offered Shares for sale with the applicable state securities regulatory body or we will sell the Offered Shares pursuant to an exemption from registration found in the applicable state's securities, or Blue Sky, law.

Investor Suitability Standards

The Offered Shares may only be purchased by investors residing in a state in which this PQA4 is duly qualified who have the financial capacity to hold the investment for an indefinite amount of time.

For general information on investing, we encourage you to refer to www.investor.gov.

Issuance of Certificates

Upon settlement, that is, at such time as an investor's funds have cleared and we have accepted an investor's subscription agreement, we will issue a certificate or certificates representing such investor's purchased Offered Shares, but the Company reserves the right to issue the Offered Shares in “book entry” with our transfer agent. If the Offered Shares are registered in book entry, you will not receive a certificate but will receive an account statement from our transfer agent acknowledging the number of Offered Shares you own.

Transferability of the Offered Shares

The Offered Shares will be generally freely transferable, subject to any restrictions imposed by applicable securities laws or regulations.

Advertising, Sales and Other Promotional Materials

In addition to this PQA4, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include information relating to this offering, articles and publications concerning industries relevant to our business operations or public advertisements and audio-visual materials, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this PQA4 and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Offered Shares, these materials will not give a complete understanding of our company, this offering or the Offered Shares and are not to be considered part of this PQA4. This offering is made only by means of this PQA4, and prospective investors must read and rely on the information provided in this PQA4 in connection with their decision to invest in the Offered Shares.

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DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 20,100,000,000 shares of Common Stock, $0.00001 par value per share and 20,000,000 shares of Preferred Stock, $0.00001 par value per share. As of the date of this PQA4, there are 1,566,831,732 shares of our Common Stock issued and outstanding held by thirty-nine (39) holders of record and 0 shares of Preferred Stock issued and outstanding held by four (0) holders of record.

Common Stock

The holders of our common stock currently have (a) equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our Board of Directors; (b) are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of our company; (c) do not have preemptive, subscriptive or conversion rights and there are not redemption or sinking fund provisions or rights applicable thereto; and (d) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote. Shareholders vote on all matters as required by Florida law or as may be set forth in our Articles of Incorporation, as amended, or any bylaws to authorize any corporate action to be taken by vote of the shareholders.

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Pre-emptive Rights

As of the date of this PQA4, no holder of any shares of our Common Stock or Preferred Stock have pre-emptive or preferential rights to acquire or subscribe for any unissued shares of any class of our capital stock not disclosed herein.

Dividend Policy

We have never declared or paid any dividends on our common stock. The company does not have a dividend policy. To date, the company has not retained earnings for reinvestment but may do so in the future. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Shareholder Meetings

Our Articles of Incorporation provide that a special meeting of shareholders may be called by Stockholders of the Company holding more than 25% of the total voting power of all outstanding securities of the Company then entitled to vote as at such meeting or by the President of the Company, the Chairman of the Board of Directors of the Company or by the Board of Directors of the Company.

Transfer Agent

Signature Stock Transfer, Inc. is the transfer agent for our Common Stock. Signature Stock Transfer’s address is 14673 Midway Road, Suite 220, Addison, TX 75001; its telephone number is (972) 612-4120; its website is https://signaturestocktransfer.com. No information found on Signature Stock Transfer’s website is part of this PQA4.

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DESCRIPTION OF BUSINESS

Corporate Information

Our mailing address is 2831 St. Rose Parkway, Henderson, NV USA 89052; our telephone number is +1 (833) 919-1037. Our corporate website is located at https://www.BioLifesciences.com. No information found on our Company’s website is part of this PQA.

Our Business

BioLife Sciences Inc. (BioLife) is a licensor and developer of innovative and disruptive technologies for the healthcare, beauty and food and beverage industry sectors.

BioLife is offering preventative clothing and textiles designed to inhibit virus and bacteria reproduction and cross contamination before it starts. For example, we are offering a copper-based antimicrobial technology incorporated directly into the textile fibers of clothing and other similar garments. The copper-infused garments harness the unique properties of copper, including its well-known and scientifically proven broad spectrum antibacterial element, which kills 99.99% of bacteria within two hours of contact.

BioLife also intends to direct more resources to the targeted marketing of the company’s existing Copper Air Filters product, which provides long-lasting antimicrobial protection; designed to clean and sanitize the air while fighting airborne bacteria and viruses by releasing copper ions into the air.

Furthermore, BioLife will be targeting and attempting to disrupt two different and unrelated market sectors in unison. Overall, the majority of our products are classified as copper-infused garments, however instead of focusing on the clothing and garments industry, as our competitors traditionally have, BioLife will be focusing on the rapidly expanding gardening and cleaning industries, with fresh concepts being applied to classic gardening and cleaning products.

We utilize our cutting-edge technologies to physically transform everyday products into superior designs which provide consumers with safer and more effective alternatives to complete everyday tasks.

The Company aims to enrich the lives of our customers, communities and colleagues, and we know that we will not thrive unless the communities around us equally thrive. We conduct our business in a socially responsible and ethical manner with a strong focus on producing products which are sustainable, locally made and ethically sourced.

BioLife Sciences Inc. is a publicly traded corporation listed on the OTC Pink Market.

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Executive Summary- Opportunity

Copper ions, either isolated or in copper complexes, have been used for centuries to disinfect liquids, solids and human tissue. The Ancient Greeks were the first to discover the sanitizing power of copper thousands of years ago. Since then, copper has been used as a biocide by Celts, Hindus, American pioneers, and the Japanese, as well as by inhabitants of Africa and Asia, who used copper for the treating of sores and skin diseases.

Today, copper is used as a water purifier, an antibacterial, an algaecide, a fungicide, a nematicide, a molluscicide and as an antifouling agent. Copper has also displayed potent antiviral activity.

Copper has also been shown to inactivate a variety of enveloped and nonenveloped viruses, such as bacteriophages, bronchitis virus, poliovirus, herpes simplex virus and HIV-1. Recently, copper has been infused directly into fabrics as a way to harness many of its pain relief benefits, and more recently as a way to utilize its antimicrobial benefits as an added layer of protection during the COVID-19 pandemic. One of the ways this is achieved is by infusing copper directly into fabrics, allowing consumers a new way to take advantage of copper’s antimicrobial benefits and protections.

Soluble copper compounds are used as bactericides in paints to render surfaces as self-disinfecting, on ship hulls to decrease friction by reducing barnacle accumulation and microbial biofilm formations, in hospital water pumps to control Legionella (a bacteria which causes a respiratory disease called Legionellosis) in the water distribution systems, and also in agriculture as an algaecide, fungicide, and as a molluscicide.

BioLife as a company is offering a copper-based antimicrobial technology incorporated directly into the textile fibers of clothing and other similar garments. The copper-infused garments harness the unique properties of the copper listed above, including its well-known and scientifically proven broad spectrum antibacterial element, which kills 99.99% of bacteria within two hours of contact.

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The Current Copper-Infused Garments Industry

There are existing companies currently offering copper-infused garments in the textiles industry. This sector has seen a surge of interest since the COVID-19 pandemic began, resulting in an increase of industry players offering various iterations of textiles infused with copper, with each company having varying processes in order to achieve their copper-infusion. The resulting products have varying levels of effectiveness and efficacy.

This escalation of new companies offering copper-infused garments, referred to as copper compression clothing by many in the industry, is due to the initial success of the pioneering copper compression companies, as well as the public’s growing acceptance of copper as a safe and natural agent against SARS-CoV-2.

Beyond its antimicrobial benefits, copper garments are also popular with athletes who seek out copper’s anti-fungal, anti-odor and its reported pain relief benefits, as well as its ability to combat athlete’s foot. Other consumers, who suffer from osteoarthritis and similar arthritis variations, also have sought out copper compression clothing for its reported abilities to increase blood circulation, provide pain relief and the prevention of swelling.

While there is an influx of companies offering these products, there are a multitude of markets and product categories in which BioLife can improve on the existing market’s offerings of copper compression clothing products and solutions. BioLife can offer a more uniform, effective, efficacious, and dynamic offering of these product(s) and copper-based service(s).

Companies which provide copper-infused garments have materials, methods and processes which are all similar (if not identical), in how they achieve copper infusion into fabric. These processes are often expensive, time consuming and the finished products do not achieve 100% of complete copper coverage, resulting in inferior products with varying levels of effectiveness and efficacy. These companies also require products to be designed from scratch, with the infusion process taking place before the product is produced. This increases their overhead costs significantly.

Using a new copper infusion technology called Mfusion process(es), BioLife has achieved a way to improve on all of the deficiencies our competitors face. In order to articulate the superiority of Mfusion processes, it is first necessary to give a brief description of the current copper-infusion processes used by our competitors.

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How Our Competitors Achieve Copper Infusion

Copper-infused textiles currently sold in the garments industry are predominately manufactured in a uniformed/regimented fashion. Firstly, the copper is extracted and subsequently purified. Secondly, this process singles out copper ions from the excess copper produced as a derivative of the extraction process; this results in a liquid form of ionized copper available for infusion. Once these copper ions have been isolated, the infusion process can begin with the isolated copper ions being mixed directly into the fabric.

Companies brandish varying methodologies towards achieving the infusion of the copper into the fabric, in most instances company’s guard their process(es).

However traditionally, and to our knowledge/research entirely as an industry standard, copper infused fabrics are achieved through two distinct methods: (1) impregnating or (2) plating the copper oxide directly into the fibers of the fabric.

Impregnation is a chemical process in which an element is introduced to a porous material through one of two ways – solid-state impregnation or wet impregnation.

Solid-state impregnation implies an introduction of the metal as a solid substance, while wet impregnation implies an introduction of the metal as a liquid substance. Wet impregnation is used to introduce the copper into the fabric by dissolving the copper into a liquid form and then adding it to the fabric, while solid-state impregnation introduces the metal by heating it and physically mixing it in with the garment.

Plating is a different process entirely than that of impregnation. It involves engulfing the fabric with the metal. In the case of fabric infusion, copper oxide, in liquid form, is plated (or coated) onto a sheet of fiber.

To date, these have been the industry standard processes by which copper fabrics are infused. Whether using the impregnating process or the plating process, the result is the same: the copper ions are endowed into the fibers (however 100% copper coverage is never achieved, through either of these processes.)

The average copper coverage achieved by these methods is document at between 5-50%. Consequently, there is rarely an even distribution of the copper infusion achieved throughout the fabric, but rather unpredictable and sporadic copper placement (directly impacting the overall effectiveness of the product, regardless of which beneficial aspect of copper infusion is being focused on). Even with the best- case scenario from the impregnating or plating processes, being that of 50% copper coverage, depending on the garment, the copper may still not be present where it is most needed for the consumer. As an example, a copper-infused facemask may lack copper where it is needed most – namely the areas specifically guarding the nose and mouth openings. Or it could just as easily be located solely in those areas. There simply is no way for the consumer to know.

Aside from the sporadic placement of the copper-infusion in fabrics, other issues exist with current copper infused products available in the marketplace. It is both costly and time consuming. There is also little variety of garments currently in the copper textiles industry and an overall lack of differing products and/or a limited number of product stock keeping unit (SKU) for customers to choose from.

Most of the original copper-infused garments introduced to the market were focused on protective pain-relief gear and supporting items such as braces, sleeves and gloves. These items were selected because the original focus for our competitors was on highlighting the claims that copper can be beneficial for those who suffer from arthritis, tendonitis, muscle aches and pains or for athletes that required protective gear for preventative measures. While some studies point towards copper being effective for those uses, there still is no definitive science backing these claims.

The COVID-19 pandemic has increased interest in copper garments due to copper’s antimicrobial benefits. For well over 5,000 years, civilizations throughout the World have acknowledged and understood the sterilizing and antimicrobial benefits that copper possessed. Studies point to copper inactivating a virus such as SARS-CoV-2 within 30 minutes of contact, while after two hours, studies have shown the near- complete elimination of the virus. Similar results have been observed with other viruses, bacteria, etc.

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Mfusion Process: A New and Improved Way to Infuse Copper

BioLife aims to solve the problems which currently distress the copper infusion garment industry with the introduction of our unique copper-infusion process – a process called Mfusion. Additionally, BioLife intends to introduce new products to the copper garment industry which are unique SKUs, currently unavailable in the copper-infusion industry (or in any other industry).

Our goal is to improve on our competitor’s processes and to achieve a better product for consumers, that is not only less expensive and easier to manufacture, but ultimately, a more effective garment which provides the full benefits of copper evenly distributed, 100% throughout the textile; consistently.

Mfusion is a process which utilizes proprietary thermoplating metallization procedures, in order to infuse and distribute copper ions evenly into every fiber of the fabric (100% coverage). This revolutionary process gives our Company a strategic advantage over each of our competitors, who can at best achieve 50% copper coverage on the garments they produce.

Mfusion also allows for the widest variety of product SKUs to be included in the infusion process, including garments which had previously not been considered for copper infusion.

BioLife can use Mfusion to design our own copper-infused garments from scratch (by infusing the fabric prior to sewing the product, as is often the case with our competitors) or by obtaining pre-existing garments and infusing them with copper, after they have been designed and sewn (a huge advantage for BioLife, as this method is traditionally cost prohibitive for current industry players. BioLife can offer and ensure maximum efficacy (well beyond industry standards) and more efficient processing, allowing for more dynamic and desirable product offerings.

Using Mfusion and robust sales channels and experience, BioLife intends to initiate three new product launches at various points throughout 2022-2023. Each of these product launches will introduce a new copper-infused textile product which is not currently offered by any other company on the market.

(1)

The BioLife Antimicrobial Copper Fabric Pot, (2) BioLife Copper-Infused Gardening Gloves and (3) BioLife Copper-Infused Microfiber Towels are all targeting market release 2022-2023. These product launches will move in support of the company’s recently announced Horticulture and Agriculture Department. Our Company intends to target its marketizing initiatives on the gardening, farming and agricultural communities, with a focus on copper’s algaecide, fungicide, and molluscicide abilities.

BioLife also intends to direct more resources to the targeted marketing of the company’s existing Copper Air Filters product, which provides long-lasting antimicrobial protection; designed to clean and sanitize the air while fighting airborne bacteria and viruses by releasing copper ions into the air. Once released into the air circulation, the copper ions capture and kill bacteria that passes through air vents and releases clean air along with deposits of copper ions. The BioLife Antimicrobial Copper Air Filters can help limit the spread of illnesses caused by microorganisms, it is desired to aggressively expand on this existing product and its allocated marketing efforts.

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Target Markets for BioLife’s New Copper-Infused Product Launches

BioLife will be targeting and attempting to disrupt two different and unrelated market sectors in unison.

Overall, the majority of our products are classified as copper-infused garments, however instead of focusing on the clothing and garments industry, as our competitors traditionally have, BioLife will be focusing on the rapidly expanding gardening and cleaning industries, with fresh concepts being applied to classic gardening and cleaning products.

The $2.4 billion US home and garden industry has recently shown substantial growth, with gardening activity having surged during the COVID-19 pandemic. Rising interest in home gardening, particularly the growing of vegetables, has also been one of the catalysts towards the recent surge. Additionally, the gardening industry has seen an increased interest from cannabis cultivators, in part tied to the legalization of Cannabis in Canada, as well as more acceptance North America wide, as demonstrated in the rapid US state-level legalization of cannabis.

The pandemic introduced a new segment of gardeners to the market, with a recent study showing that 26% of current home gardeners started gardening in part because of the COVID-19 pandemic. Due to the length of the pandemic, it is expected that 30% will continue the hobby after lockdowns and mandates have been completely removed, while an estimated 70% will abandon the practice. Based on these forecasts, BioLife will be targeting as a primary focus the 30% who stick with their newfound gardening hobby, with many of these new gardeners being millennials who use social media networks and utilize gardening influencers as a reference point for which items are best suited towards their needs.

Millennials have become an increasingly important demographic group that has embraced green hobbies like gardening. Approximately 20% of the population aged 18-34 reports gardening as a leisure pursuit.

Within the gardening industry, the first area BioLife seeks to disrupt is the plant pot sector. This sector is comprised of terra cotta (clay) pots, glazed ceramic pots, wood pots, plastic pots and fabric pots.

With the introduction of the BioLife Antimicrobial Copper Fabric Pot, we will be focusing on the fabric pot industry initially, while also attempting to pique the interest of consumers of other more traditional plant pots.

The fabric pot is a relatively new product in the gardening industry, with the first fabric pots being created in 1980. This product has grown slowly but steadily in market share since that time, as more and more gardeners discover the benefits of fabric pots.

The fabric pot industry is ripe for expansion with residential homeowner gardeners still a relatively untapped market by fabric pot manufacturers, who currently focus on cannabis cultivators as their primary consumer base. Agricultural professionals and cannabis cultivators make up the majority of the fabric pot buyers, based on data reported by fabric pot manufacturers.

BioLife will vigorously pursue the cannabis cultivator market as a primary market base, while additionally focusing on farmers, agricultural professionals, home gardeners, landscapers, nurseries and industrial gardening organizations.

BioLife will focus our fabric pot marketing efforts on the United States and Canada, with the Western United States and Western Canada being the primary target areas, as these areas statistically have the highest concentration of fabric pot consumers. Secondary areas will include the remainder of Canada, as well as US states that have legalized cannabis.

BioLife will also be launching the BioLife Copper-Infused Gardening Gloves. For this product launch, BioLife’s focus will be on the gardening market in both Canada and the United States. Most gardeners use gardening gloves. Our marketing will focus on highlighting the benefits of BioLife Copper-Infused Gardening Gloves as compared to standard gardening gloves.

Lastly, the BioLife Copper-Infused Microfiber Towels will target the household cleaning supplies, commercial and industrial cleaning supplies and car care cleaning supplies industries. These markets have all seen explosive growth since the inception of the COVID-19 pandemic.

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BioLife’s Competitors in Copper Compression Clothing Industry

The copper compression clothing industry features a variety of competitors, many of which offer arguably incomparable products with no reference to the technology they utilize to achieve copper infusion into their fabrics.

The key competition for BioLife in the copper compression clothing industry includes Tommie Copper, Copper 88, Copper Fit, Copper Compression, Copper Heal and Copper Tek.

BioLife’s Competitors in the Cleaning Industry

While the microfiber towel industry is saturated, none of our competitors currently offer a copper-infused version of the microfiber cloth, giving BioLife a key advantage.

The key competition for BioLife in the microfiber cloth industry include companies such as Scotch-Brite, Zwipes, Eurow, ERC, Atlas Graham, Norwex, Medline, AquaStar, Welcron, Unger, Vileda, Gamex, Toray, CMA, E-Cloth, Greenfound, Tricol, North Textile, Lida and Cleanacare Towel.

Some of these companies produce dual-sided microfiber towels which feature one side with microfiber cloth material and the other side featuring a copper-coated scourer. However, none of these companies infuse the microfiber towels with copper.

The advantage these companies have is substantial marketing budget for their products and for the bigger brands, brand recognition is also apparent.

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BioLife’s Competitors in the Home and Gardening Industry

The Home and Gardening Industry is the largest and most lucrative industry BioLife aims to disrupt.

Many consumers purchase their gardening equipment and supplies through online ecommerce stores such as Amazon, eBay, or Etsy. Others go to local hardware stores, local nurseries or direct at big box stores such as Lowe’s and Home Depot for gardening equipment and supplies.

Many of these stores will have a variety of gardening gloves to choose from but very little to offer in terms of fabric pots, which are still an item in the process of being adopted by the gardening community. A big box store such as Home Depot considers them to be niche items, and usually only carries limited fabric pot selection in their store inventories.

The BioLife Antimicrobial Copper Fabric Pot will be directly competing with other fabric pot manufactures such as SmartPot, GroPro, Common Culture, Dirt Pot, Geo Pots, Aero Bags, Vivo Sun, 247 Garden, G-Leaf Grow Bags, GrowSun, Garden 4 Ever Grow Bags, Ming Wei Grow bags, MelonFarm, Grassroots fabric Pots and Anphsin Planting Pots.

The majority of fabric pot suppliers conduct their business and sales in an ecommerce environment.

BioLife will pursue the sale of products through brick-and-mortar activations as well as comprehensive ecommerce. Additionally, BioLife will attend industry tradeshows and conventions, and leverage existing sales channels to offer our products with big box retailers such as Home Depot and Lowes. BioLife has a proven track record of successfully achieving big box product placement, as demonstrated through the company’s historic PPE sales.

Why Us?

BioLife Sciences is a company focused on continuously seeking out and developing innovative products and processes to bring to the marketplace. We aim to take existing products and infuse them with copper through our unique Mfusion process. We can infuse almost any textile or fabric product and provide guaranteed 100% copper coverage on that item (setting us vastly apart from our competitors). We can perform this infusion with quicker turn-around time than our competitors and at lower overhead costs.

BioLife seeks to manufacture in North America, and ship worldwide. Thus, ensuring consumers that they are purchasing sustainable, ethically sourced, environmentally friendly and locally made products.

BioLife has earmarked North American distribution centers for our products which will employ North American workers at fair wages. We are confident our overhead costs will be considerably lower than that of our competitors, who mainly use overseas warehouses with low-cost labor workers.

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BioLife Copper-Infused Fabric Pots

The Antimicrobial BioLife Copper-Infused Fabric Pot will be introduced to the market between 2022-2023. This product, or any iteration of it, is not currently available in the gardening or copper-infused garment marketplace, nor anywhere else.

Fabric pots have distinct benefits over other common plant pots. Studies show that fabric pots are the best container for growing plants. Fabric pots allow for air pruning, excellent drainage (which leads to mold resistance), strong root development and uniform water absorption. Most importantly, fabric pots will lead to healthier plants with larger yields, as well as providing even moisture and drainage and improved aeration. From an environmental standpoint, fabric pots allow for reduced water and energy use by preventing drainage and drying from all sides of the container.

The BioLife Antimicrobial Copper Fabric Pot takes the proven successful benefits of the fabric pot and combines it with copper’s antimicrobial, algaecidal, fungicidal and molluscicide abilities.

Copper works as both a fungicide, in eliminating or limiting harmful bacteria that can harm plants (such as powdery mildew, gray mold, foliar fungus, downy mildew, black spot, fire blight, anthracnose and Septoria leaf spot), while simultaneously boosting beneficial fungi and yeasts to thrive in the soil. This results in healthier and stronger plants with larger yields.

Added benefits of copper-infused fabric pots include that copper is an essential micronutrient for growing plants and the lack of proper copper levels in the soil results in plants being copper-deficient. Common plant fertilizers offer the macronutrients such as nitrogen, phosphorus and potassium but generally do not include micronutrients such as copper. Adding the macronutrients only, while beneficial for the plants, can tend to also increase the pathological symptoms of copper deficiency in the plant.

Copper also plays a key role in the normal growth and proper development of living organisms such as plants (and humans). The proteins found in copper regulate the rate of many biochemical reactions in plants, including, but not limited to, promoting seed production and formation, playing an essential role in chlorophyll formation, and assisting plants in the formation of connective tissue.

BioLife Antimicrobial Copper-Infused Fabric Pots will be made of copper-infused, breathable, BPA-free, lead-free felt material. Our fabric pots will be environmentally-friendly, anti-corrosive, heat and cold resistant, and durable to use. They are also reusable, lightweight, economical and practical to use. The fabric pots will have heavy duty handles allowing for ease of transporting the bags.

The fabric pots will be easy to assemble and will be more affordable than regular plant pots of the plastic, ceramic or terra cotta varieties. They will be just as useful for the urban gardener using a condo balcony to grow vegetables as they will be for large-scale farmers with hundreds of acres of farmland.

BioLife’s fabric pots will come in 5-gallon, 10-gallon and 20-gallon sizes for the initial launch. If the initial launch proves successful, BioLife aims to introduce new sizes and styles of fabric pots, including, but not limited to, raised beds, wall planters, hanging fabric pots and underground tree bags.

BioLife Copper-Infused Gardening Gloves

The BioLife Copper Infused Gardening Gloves will be introduced to the market between 2022-2023 alongside the BioLife Antimicrobial Copper-Infused Fabric Pots.

Unlike fabric pots, the majority of gardeners, farmers, landscapers and agricultural workers use gardening gloves.

The BioLife Copper Infused Gardening Gloves are heavy duty, high-quality gardening gloves infused with copper using Mfusion processes. The gloves offer comfortable and durable hand protection and come in two sizes: Small-Medium and Medium-Large.

The copper infusion provides antimicrobial and antifungal benefits. Copper has been shown to help boost circulation, which helps to ease aches and muscle fatigue. Additionally, copper is touted for its anti-odor benefits.

BioLife Copper-Infused MicroFiber Towels

The BioLife Copper-Infused Microfiber Towels targets a broader range of consumers than the gardening products. It is a product that appeals to almost everyone, from single-apartment dwellers to large cleaning industry corporations.

The multipurpose towels will provide superior quality microfibers infused with copper utilizing our Mfusion Technology. They will measure 16X16 inches and be available in packages of 24 or 48 towels.

Traditional cleaning cloths push dust particles from one place to another without ever actually capturing them. When used dry, the BioLife Copper-Infused Microfiber Towels will produce an electrostatic charge that attracts even the smallest pieces of dirt, grease and moisture. The copper then reinforces the cleaned area with antimicrobial shielding, providing long-lasting protection.

BioLife Long-Term Plans for 2024 and Beyond

BioLife has focused its long-term plans on the aggressive expansion of its copper- infused product line, as well as launching a new division focused on orthomolecular and natural health products. BioLife completed an acquisition of Health Box LLC in early 2022. Health Box LLC was an Arizona-based company which provided a diverse mix of natural health products founded in extensive research focused on medicinal botanicals, micronutrients, dietary supplements, proprietary herbal blends, and apothecary style subscription services.

Utilizing technology and insight brought on from the acquisition of Health Box LLC, as well as the hiring of its former CEO, Nika Jakšić, BioLife intends to launch a line of high-quality herbal, homeopathic and natural food supplements which fuses modern science with ancient herbal remedies. Ms. Jaksic will assist in the sourcing and introduction of new innovative products including a line of hemp-based cannabidiol products.

BioLife intends to offer expertly crafted botanical and nutritional products that encourage optimal health, vitality and resilience, while addressing a variety of health concerns and conditions.

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Marketing & Sales

Marketing Plan for New Product Launches

BioLife will develop and implement a comprehensive approach across all marketing networks towards building brand equity, brand awareness and brand positioning for our new line of copper-infused products.

In order to execute this strategy, BioLife will hire new marketing operations staff, and will also partner with a marketing consulting firm.

BioLife will incorporate blogging, sponsored news articles, press releases, search engine optimization (SEO), relationship building, customer service engagement, word-of-mouth marketing, social media campaigns (via Twitter, TikTok, Facebook, Instagram and Linkedin), and a lead generation/telemarketing strategy through targeted search engine and social media ad campaigns, lead generation, lead qualification, telemarketing and email drip campaigns.

A marketing firm will assist in the creation of video and media presentations, podcast and webcast BioLife features, preparing BioLife marketing materials, preparing BioLife press releases, designing and preparing BioLife website pages dedicated to customer outreach (landing pages, blogs focusing on our newly released products, etc.), developing custom artwork for distribution on company brochures and social media/email campaigns, advertising campaigns on YouTube and podcasts, and the monitoring of client message board activities

The telemarketing launch will focus on lead generation as a way to inform the public, small businesses and large corporations about the benefits of BioLife products and its processes.

An investor relations firm will also be brought on to assist BioLife in corporate advising, responding to shareholder inquiries, crisis control, due diligence reporting, press release content management, social media content management, hosting virtual shareholder meetings and conducting live and virtual quarterly earnings announcements and proxy votes.

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Sales Plan for New Product Launches

BioLife has incorporated the Company’s proprietary Mfusion processes towards bringing forth new and exciting copper-infused products into the market. In contrast to competing for market share with current copper-infused products, we have developed product SKUs that are not currently available through any of our competitors, thus allowing BioLife to circumvent the competition with the introduction of our fresh product selection.

Our sales organization is headed by our CEO, Mr. Justin De Four who led the Company in the corporate action of rebranding, including the changing of its name from Rhino Novi Inc. to BioLife Sciences Inc, he also modified the company plans and development strategy towards focusing on commercialization acceleration, disruptive technologies, research and development, new product and technology development, and research of potential mergers and acquisitions. Finally, he worked on perfecting the Company’s proprietary Mfusion processes – which now finalized is to be applied towards creating the company’s new suite of copper- infused products.

Additionally, BioLife has recently completed an acquisition of Health Box LLC, an Arizona-based company which provides a diverse mix of advanced orthomolecular and natural health products founded in extensive research focused on medicinal botanicals, micronutrients, dietary supplements, proprietary herbal blends, and apothecary style subscription services.

The sales plan will consist of two main aspects: the short-term and long-term goals. The short-term goal(s) will focus on the expansion of our copper-infused product line which utilizes our Mfusion process and will consist of combining our previously released copper focused product, with newly designed copper-infused fabric plant pots, copper-infused gardening gloves and copper-infused micro-fiber towels.

The long-term goal(s) will include the continued expansion of our copper product line and the launch of our new orthomolecular and natural health products division.

Initially, we will concentrate on bringing our recently announced copper-infused products to the market as soon as feasible (Q4 2022-2023). The products featured will include the BioLife Copper-Infused Antimicrobial Copper Fabric Pots and the BioLife Copper-Infused Gardening Gloves and Copper-Infused Microfiber Cloths.

Following this, BioLife intends to incorporate our recent acquisition of Health Box LLC to launch a newly formed orthomolecular and natural health products division. This new division will incorporate our line of medicinal botanicals, micronutrients, dietary supplements, proprietary herbal blends, CBD products and apothecary- style subscription services. In addition, BioLife will remain focused on our copper- infused line of products with strategic objectives, roll-out plans, and deployment strategies having been implemented and supported through marketing and advertising long-term goals.

Target Market

Market Size & Segments

BioLife Copper Fabric Pots:

The Company intends to accelerate the rollout of the BioLife Antimicrobial Copper- Infused Fabric Pot and to utilize our standing as the first to the market, while benefiting from the first-mover advantage. We hope to benefit from minimal competition from traditional fabric pot manufacturers, as they do not offer copper variations and do not have the subject matter expertise to piggyback of our strategy.

BioLife will not only aim to get first-time sales, but we intend to offer a high-quality product that consumers will repurchase over time. Gardeners consistently plant new plants, resulting in a recurring need for additional gardening supplies.

The cannabis farming and cultivation community will be a main target consumer, BioLife will focus a large portion of initial marketing initiatives on this sector. This specific consumer audience has been more receptive to fabric pot adoption while conventional gardeners have been slower to adopt it. This audience is currently showing considerable growth as more countries and states begin to legalize cannabis. With each new district that legalizes cannabis, new people who had never shown interest in gardening before are now learning how to grow cannabis, and other herbs and vegetables.

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The cannabis cultivation community has shown explosive growth and strong purchasing power in both cannabis growing and cannabis growing equipment sales, including fabric pots. Fabric pots are widely viewed in the cannabis cultivating community as an essential tool towards maximizing their annual yields. Cannabis cultivators currently make up the majority of fabric pot purchases in North America, according to data reported from our fabric pot competitors.

Cannabis plants are often deficient in copper. It is an essential micronutrient required for the successful cultivation of cannabis. Copper is a component of numerous enzymes and proteins and it is required by cannabis and hemp plants, in minute amounts, in order to assist with carbohydrate metabolism, nitrogen fixation, and the process of oxygen reduction. Additionally, copper helps the plant with making proteins and sugars, and it is valued for its use as a fungicide. This evidence points to cannabis growers being a coveted and lucrative market for the BioLife Copper Fabric Pot to focus on.

BioLife will seek out and contract industry influencers -specifically cultivation influencers – to assist in educating the public on our new products, listing the benefits from our products versus similar-styled products and reviewing the products for their followers.

BioLife Copper-Infused Gardening Gloves:

BioLife’s Copper-Infused Gardening Gloves will also be marketed alongside the copper fabric pots to the cannabis cultivation community; however, the target market will be traditional gardening enthusiasts, farmers and landscapers.

The BioLife Copper-Infused Gardening Gloves are made using the Company’s Mfusion process, which allows for 100% copper coverage.

The BioLife Copper-Infused Gardening Gloves will benefit from a wider target audience, The COVID-19 pandemic and subsequent lockdowns have inspired traditional gardening growth, with many people becoming inspired to grow their own vegetables over the last two years due to extra time at home combined with supply chain issues leading to less vegetable selection at grocery stores.

The gardening sector in the US is a highly focused and continuingly growing segment of the US population. 34% of US consumers reported that they “garden or do yard work either daily or weekly”, while 22% garden “at least once a month.” When it comes to gardening “every day or most days” – the highest level of frequency captured in a recent GFK (Growth From Knowledge) Survey – the US was among the top 3 nations, at 8%.

BioLife will focus marketing initiatives towards gardening influencers on video streaming and social media platforms. Additionally, we will run coordinated social media campaigns which will target gardening enthusiasts, lawn and landscaping companies, and followers of gardening “how to” videos.

BioLife Copper-Infused Microfiber Towels:

BioLife will be offering the Copper-Infused Microfiber Towel to a broad target market comprised of the overall cleaning sector, with our focus on household cleaners, commercial cleaners, and industrial used car cleaners and care technicians.

Microfiber towels are an essential tool for these markets, and they are consistently in need of repurchasing after multiple uses. One of the main advantages with the BioLife Copper-Infused Microfiber Cloth will be its ability to potentially outlast our competitors’ variations due to the copper’s ability to limit bacteria reproduction.

BioLife anticipates on accelerating the rollout of the BioLife Copper-Infused Microfiber Towel, a copper variation of the traditional microfiber towel, by utilizing our standing as the first to the market and benefiting from first-mover advantage. We are hoping to benefit from minimal competition from traditional microfiber towel manufacturers, both large and small, as they do not offer copper variations and do not have the subject matter expertise to replicate our strategy.

The Microfiber Cleaning Cloths Market is likely to experience worldwide growth of

$790.5 million (USD) by 2026 from $685.6 million (USD) in 2020, at an expected CAGR of 2.4% during 2022-2026. Despite this growth, market share concentration remains low, with several large international manufacturers competing with many smaller regional and local manufactures. The two largest operators accounted for about 17.46% of the total industry revenue in 2016.The largest market players include Toray, Norwex, Eurow, Scotch-Brite and Vileda.

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The U.S. and Canada will be the main geographical markets we target for our initial launch. Depending on its success, market data points towards expansion in Europe, Asia-Pacific, Latin America, the Middle East and Africa, as all locations which have displayed continued growth in this sector since 2015.

The Company aims to offer BioLife Copper-Infused Microfiber Towels sold in individual packages though our e-commerce website, as well as on Amazon, eBay and other third-party selling platforms. BioLife will focus marketing initiatives on cleaning advertisements on social media, search engines such as Google, and through third-party selling platforms. The Company will also attend cleaning shows to introduce out product to both consumers and businesses. We will also utilize cleaning influencers in the car cleaning and care industry, as well as household cleaning and commercial cleaning influencers.

Material Agreements

The Company entered into a purchase agreement to acquire Health Box LLC in January of 2022.

Related Party Transactions

Nika Jakšić, Chief Operating Officer of BioLife, is the former CEO of Health Box LLC, prior to the Company being acquired by BioLife in early 2022.

Company History

BioLife was incorporated on March 31, 2000, under the laws of the State of Nevada, and under the name Human Resources Inc. On July 19, 2010, the corporate name changed from Human Resources Inc. to Rhino Human Resources Inc. On October 30, 2017, the corporate name changed from Rhino Human Resources Inc. to Rhino Novi Inc. In September of 2020, the corporate name changed to BioLife Sciences Inc. On October 28, 2022, our company redomiciled to the State of Florida.

Prior to the most recent name change, Rhino Novi Inc. was a company specializing as a VOIP service provider and in development of virtual calling products and social VOIP products.

Upon the name change to BioLife Sciences (BLFE), the company brought on Justin De Four as the new CEO and chairman. At this point, Mr. De Four executed a new direction for the company, focusing on moving innovative products from the lab or small-scale production into wider market adaptation as a commercialization accelerator of leading cutting-edge technologies. Additionally, the company ceased all VOIP operations and set its core building block strategies to develop, partner and assist innovative companies in addition to conceptualizing and innovating our own products.

Facilities

The Company does not currently maintain any facilities.

Employees

Justin De Four is our Chairman and CEO. Nika Jaksic is the Chief Operating Officer. Brian Morales is a Director. The Company has no other full-time employees. Additionally, at this time, we hire consultants and contractors on an ad hoc basis.

Legal Proceedings

On February 22, 2021, the Company and the Company’s Chief Executive Officer were named in a statement of claim filed with the Ontario Superior Court of Justice The claim alleges among other things that the Company and the Chief Executive Officer made certain misrepresentations with respect to the sale of hand sanitizer by a subsidiary of the Company. Additionally, the claim alleges that the product was mislabeled.

The Company has analyzed the claim and concluded that the complaint is legally deficient and otherwise without merit. The Company intends to vigorously defend against these claims and on March 1, 2021 filed a Notice to Defend in response to the claim in the Ontario Superior Court of Justice. On March 9, 2021, a Statement of Defense was filed in the Ontario Superior Court of Justice.

Website

Our Company's corporate website can be found at https://www.BioLifesciences.com. We strive to make available free of charge at this website all our reports filed with OTCMarkets.com, including our annual reports, quarterly reports, and other informational reports. These reports are generally made available on our website as soon as reasonably practicable after their filing with OTCMarkets.com. No information found on our Company's website is part of this PQA4.

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MANAGEMENT'S PLAN OF OPERATION AND DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors,” "Cautionary Statement regarding Forward-Looking Statements" and elsewhere in this PQA4.

Plan of Operations

We consider ourselves to be an early-stage corporation and in addition to the revenues reflected in our financial statements for the year ended December 31, 2022, we have not generated additional net new monthly recurring revenue. We currently do not have significant cash on hand. Upon qualification of the offering statement of which this PQA4 forms a part and if funds are received from investors, we believe we will have sufficient capital to satisfy our cash requirements in connection with our operations. However, no assurance can be given that we will receive such funds. We plan to use the capital from this Offering to (i) direct more resources to the targeted marketing of the company’s  existing Copper Air Filters and  other Copper infused products (ii) expand our internal sales force as well as add resources to our reseller network made up of marketing agencies and other companies as we believe this is a high growth area, (iii) increase our advertising spending with the goal of having our brand increasingly known nationally and (iv) become a fully audited company with external board members on a larger exchange. However, there can be no assurance that we will qualify for either exchange or that our application will be approved.

Over the course of the 12-month period following the qualification of the offering statement of which this PQA4 forms a part, we may need to raise capital to support our business plan through equity financing, debt financing, or other sources, which may result in further dilution in the equity ownership of our shares. There is no assurance that we will be able to maintain operations at a level sufficient for an investor to obtain a return on their investment, or that we will be able to raise sufficient capital required to implement our business plan on acceptable terms, if at all. Even if we are successful in raising sufficient capital to implement our business plan, we may become unprofitable.

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New Product Launches

Milestones Table

Milestone	Due Date
New Product Launch: Antimicrobial Copper- Infused Fabric Pot	Q2 2023 - Q4 2023
New Product Launch: Copper-Infused Microfiber Cloths	Q2 2023 - Q4 2023
New Product Launch: Copper-Infused Gardening Gloves	Q2 2023 - Q4 2023

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Results of Operations and Critical Accounting Policies and Estimates

The results of operations are based on preparation of financial statements in conformity with accounting principles generally accepted in the United States. The preparation of financial statements requires management to select accounting policies for critical accounting areas as well as estimates and assumptions that affect the amounts reported in the financial statements. The Company’s accounting policies are more fully described in the notes the to the financial statements included herein.

Results of Operations for the years ended November 30, 2022 and 2021

Revenues.

Total Revenue: Total revenue for the year ended November 30, 2022 and 2021 were $0 and $0, respectively.

Expenses.

Total Operating Expenses: Total operating expenses for the year ended November 30, 2022 and 2021, were $(2,704,892) and $(463,599), respectively.

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Financial Condition.

Total Assets.

Total assets at November 30, 2022 and 2021, were $1,736,564 and $193,708, respectively.

Total Liabilities.

Total liabilities at November 30, 2022 and 2021, were $1,202,262 and $1,074,034, respectively.

Liquidity and Capital Resources.

The financial statements attached as exhibits to this PQA4 have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business.

The Company sustained a loss of $2,704,892, of which $2,185,087 was paid by the issuance of shares of our common stock, for the year ended November 30, 2022, and $456,868 for the year November 30, 2021. Because of the absence of positive cash flows from operations, the Company will require additional funding for continuing the development and marketing of products. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As of November 30, 2022, we had approximately $500,000 in cash on hand. This will provide us with approximately six months of working capital. To be able to meet our obligations over the next twelve months we will require financing either from the proceeds of this offering or from our shareholder loans. However, there is no assurance that we will be able to obtain such financing and we presently do not have any agreements with shareholders for financing. As of November 30, 2022, we had a working capital deficit of $517,219.

Net cash (used in) provided by operating activities for the years ended November 30, 2022 and 2021, were $(739,785) and $(106,546), respectively. Net cash (used in) provided by operating activities includes our net loss, stock issued for services, accounts payable, and accrued management fees.   Net cash used in investing activities for the years ended November 30, 2022, and 2021, were $0 and $0, respectively.   Net cash provided by financing activities for the years ended November 30, 2022 and 2021, were $1,233,304 and $75,000, respectively. Net cash provided by financing activities includes issuances of shares in 2022 and proceeds from a loan in 2021.

41

We anticipate that our future liquidity requirements will arise from the need to fund our growth from operations, pay current obligations and future capital expenditures. The primary sources of funding for such requirements are expected to be cash generated from operations and raising additional funds from the private sources and/or debt financing. However, we can provide no assurances that we will be able to generate sufficient cash flow from operations and/or obtain additional financing on terms satisfactory to us, if at all, to remain a going concern. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis and ultimately to attain profitability. Our Plan of Operation for the next twelve months is to raise capital to implement our strategy. We do not have the necessary cash and revenue to satisfy our cash requirements for the next twelve months. We cannot guarantee that additional funding will be available on favorable terms, if at all. If adequate funds are not available, then we may not be able to expand our operations. If adequate funds are not available, we believe that our officers and directors will contribute funds to pay for some of our expenses. However, we have not made any arrangements or agreements with our officers and directors regarding such advancement of funds. We do not know whether we will issue stock for the loans or whether we will merely prepare and sign promissory notes. If we are forced to seek funds from our officers or directors, we will negotiate the specific terms and conditions of such loan when made, if ever. Although we are not presently engaged in any capital raising activities, we anticipate that we may engage in one or more private offering of our company’s securities after the completion of this offering. We would most likely rely upon the transaction exemptions from registration provided by Regulation D, Rule 506 or conduct another private offering under Section 4(a)(2) of the Securities Act of 1933. See “Note 2 – Going Concern” in our financial statements for additional information as to the possibility that we may not be able to continue as a “going concern.”

We are not aware of any trends or known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in material increases or decreases in liquidity.

42

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

The following table sets forth the name and age of our company's directors and executive officers:

Position(s)	Name	Age
Chairman and CEO & Director	Justin De Four	33
Chief Operating Officer	Nika Jaksic	43
Director	Brian Morales	45

Our Company's Board of Directors, which is comprised of Justin De Four, Nika Jaksic and Brian Morales, appoints our executive officers. Our directors serve until the earlier occurrence of the election of their respective successors at the next meeting of shareholders, death, resignation or removal by the Board of Directors. Officers serve at the discretion of our Board of Directors. There exist no family relationships between the listed officers and directors. Certain information regarding the backgrounds of each of our executive officers and directors is set forth below.

Justin De Four, Justin De Four is the Chairman and CEO of BioLife Sciences and has served as a member of the BioLife board of directors since being brought on in 2020. Mr. Defour holds extensive experience with start-ups, retail, entertainment and technology; he is responsible for bringing to Bio Life Sciences the expertise and industry know-how required to develop and initiate the company’s unique Mfusion copper infusion process(es). Mr. De Four has successfully led the Company through a complete rebranding from the company's initial roots in the VOIP industry, to a newly named entity which now specializes in moving innovative products from the lab or small-scale production into wider market adoption. Mr. De Four's strategic vision for the Company and his expertise in technology and business operations have successfully guided the Company through the recent COVID-19 pandemic.

Nika Jaksic, is Chief Operating Officer. Nika Jakšić is the former CEO of Health Box LLC, prior to the Company being acquired by BioLife in early 2022. She founded Health Box LLC, after spending years researching the relationship between aerobic fitness, nutritional therapy, meal planning, dietary guidance and proper botanical supplement intake within the field of gerontology, with a focus on the loss of brain tissue in aging humans. She has done extensive research into changes in brain function and cognition that accompany normal and abnormal aging, and how providing a healthy diet, efficacious supplements and regimented fitness can assist in counteracting these ailments. Following the purchase of Health Box LLC, Ms. Jakšić was brought on as COO of BioLife Sciences. Prior to launching Health Box LLC, Ms. Jakšić was a Certified Nutrition Professional who specialized in holistic nutrition, and in providing customized science-based nutritional therapy and fitness planning to her clients. Ms. Jakšić has specialized knowledge in the field of aging and demonstrated acumen as it pertains to the development and execution of therapeutic programs-- with a focus on quality-of-life enhancement. Ms. Jakšić has worked as a nutrition and activity coordinator for older individuals at long-term care facilities, where she provided and assisted with individualized dietary supplement and exercise programs for the elderly, the chronically ill and those with biochemical deficiencies. Prior to pursuing her passion for holistic nutrition and fitness, she held several senior-level positions with large corporations throughout North America. Ms. Jaksic is also a tireless advocate for the standardization and regulation of the supplements industry.

Brian Morales, is a Director. Mr. Brian Morales is a CPA, CA and has served as Chief Financial Officer and Corporate Secretary of several publicly listed mining exploration and development and financial technology companies from 2010 to 2017. He is currently a director of BioLife Sciences Inc. (OTC: BLFE), having been appointed in December of 2020 as well as Talmine Resources Ltd, Woodbridge Resources Ltd. and Yubba Capital Corp. (TSX Venture). Mr. Morales also acts as the Chief Financial Officer of Waverley Resources Ltd. He has been involved with taking companies public on various exchanges including markets in Canada, the US and in England. Mr. Morales has had a twenty-year finance career beginning his career with Ernst & Young LLP and has held finance positions of increasing seniority and complexity including as an equity research analyst with Credit Suisse.

Conflicts of Interest

From time to time the Company may enter into non-arms’ length transactions with related parties. These transactions will be valued at historical cost with no value increase given. All transactions with related parties are in the normal course of operations and are measured at the exchange amount.

43

Corporate Governance

We may have informal separate Compensation Committees, Audit Committees or Nominating Committees. Mostly, however, these functions are conducted by our Board of Directors acting as a whole.

Independence of Board of Directors

Our directors are not independent, within the meaning of definitions established by the SEC or any self-regulatory organization. We are not currently subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include independent directors.

Shareholder Communications with Our Board of Directors

Our company welcomes comments and questions from our shareholders. Shareholders should direct all communications to Investor Relations, https://www.BioLifesciences.com/investor-relations/. However, while we appreciate all comments from shareholders, we may not be able to respond individually to all communications.

We attempt to address shareholder questions and concerns in our press releases and documents filed with OTC Markets, so that all shareholders have access to information about us at the same time.

Involvement in Certain Legal Proceedings

To our knowledge, none of our current directors or executive officers has, during the past ten (10) years, been the subject of:

•	A conviction in a criminal proceeding or named as a defendant in a pending criminal proceeding (excluding traffic violations and other minor offenses);

•

The entry of an order, judgment, or decree, not subsequently reversed, suspended or vacated, by a court of competent jurisdiction that permanently or temporarily enjoined, barred, suspended or otherwise limited such person’s involvement in any type of business, securities, commodities, or banking activities;

•

A finding or judgment by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission, the Commodity Futures Trading Commission, or a state securities regulator of a violation of federal or state securities or commodities law, which finding or judgment has not been reversed, suspended, or vacated; or

•

The entry of an order by a self-regulatory organization that permanently or temporarily barred, suspended, or otherwise limited such person’s involvement in any type of business or securities activities.

Code of Ethics

As of the date of this PQA4, our Board of Directors has not adopted a code of ethics with respect to our directors, officers, and employees.

44

EXECUTIVE COMPENSATION

As of the date of this PQA4, there are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of our company, pursuant to any presently existing plan provided by or contributed to by our company.

The Corporation has disclosed below the compensation of its chief executive officer and certain directors. The following table sets out the annual and long-term compensation for the services of each of the Named Executive Officers during the financial period ended November 30, 2022, and 2021.

Name and Principal Position	Year Ended November 30	Salary or Fees earned ($)	Share based awards ($)	Option based awards ($)	Non-equity incentive plan compensation($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual Incentive Plans	Long-term incentive plans
Justin De Four President, Chief Executive Officer and Director	2022 2021	100,000 60,000	13,333 Nil	67,788 101,439	Nil Nil	Nil Nil	Nil Nil	Nil Nil	181,121 160,439
Nika Jaksic (Director)	2022 2021	50,000 Nil	6,667 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	56,667 Nil

(1) Option based awards value represents the Black Scholes valuation of the options at the time of grant amortized over the vesting period and expected life of the options.

(2) Nika Jaksic joined the company as Chief Operating Officer in February 2022.

For the avoidance of doubt, members of the Company’s Board of Directors who also serve as executive officers do not earn additional compensation for their roles as directors. As of the date of this PQA4, that applies to Justin De Four, Nika Jaksic who are currently the three members of the Company’s Board of Directors.

Outstanding Equity Awards

During the years ended November 30, 2022, and 2021, our Board of Directors made no any equity awards.

Long-Term Incentive Plans

We currently have no long-term incentive plan but as the Company grows and employee numbers increase, we may introduce one. We anticipate that any persons eligible to receive awards under the Plan will include employees, consultants, directors of the Company, its subsidiaries and its affiliates. It is possible that awards granted under the Plan could include: (a) Incentive Stock Options, (b) Non-qualified Stock Options, (c) a Stock Appreciation Right, (d) Restricted Stock (e) Restricted Stock Units, and (f) Other Equity-Based Awards.

Director Compensation

We have not entered into board agreements with each member of our Board of Directors.

External Board Members

Currently, no external board members serve on our Board of Directors. If we become a fully qualified and audited Company on a national securities exchange, we plan to add external board members.

45

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Common Stock, Equity Awards and Preferred Stock Convertible into Common Stock

The following table sets forth, based on 1,566,831,732 shares outstanding as of the date of this PQA4, information regarding direct or indirect beneficial ownership of our common stock by the following: (a) each person, or group of affiliated persons, known by our company to be the beneficial owner of more than five percent of any class of our voting securities; (b) each of our directors; (c) each of the named executive officers; and (d) all directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC, based on voting or investment power with respect to the securities.

Name and Address of Beneficial Owner	Nature of Beneficial Ownership	Amount of Beneficial Ownership	Percentage of Beneficial Ownership Before this Offering	Percentage of Beneficial Ownership After this Offering
Directors and Executive Officers(1)
Justin De Four	Common Shares	35,751,380	2.28%	*

Brian Morales(2)	Common Shares	0	0%	0%

Nika Jasic(3)	Common Shares	1,000,000	* %	*
Directors and executive officers (as a group)		50,818,055	10.03%	10.03%

  *           Less than 1%.

(1)	The mailing address for these persons is care of the Company at 2831 Saint Rose Parkway Suite 200, Henderson, NV 89052.
(2)	Mr. Brian Morales was appointed to the Board of Directors effective December 1, 2020.
(3)	Ms. Jasic was appointed to the Board of Directors on February 1, 2022.

Approximate Percentages held by an applicable person or persons represents only that percentage of the class or series of stock held by such person or persons. Further, the percentage ownership reflected in this table with respect to Common Stock is as of the date of this PQA4, which assumes that no Preferred Stock has been converted into Common Stock. If, in the future, Preferred Stock is converted into Common Stock, the approximate percentages reflected as being held by the Common Stockholders would be subject to adjustment.

46

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than compensation arrangements for our directors and named executive officers, which are described elsewhere in this prospectus, we have no such relationships or transactions to disclose.

LEGAL MATTERS

Newlan Law Firm, PLLC, Flower Mound, Texas, will pass upon the validity of the issuance of the shares of our common stock being offered by this PQA4 as our counsel.

WHERE YOU CAN FIND MORE INFORMATION

We have filed an offering statement on Form 1-A with the SEC under the Securities Act with respect to the common stock offered by this PQA4. This PQA4, which constitutes a part of the offering statement, does not contain all the information set forth in the offering statement or the exhibits and schedules filed therewith. For further information with respect to us and our common stock, please see the offering statement and the exhibits and schedules filed with the offering statement. Statements contained in this PQA4 regarding the contents of any contract or any other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. The offering statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the offering statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains all information regarding companies that file electronically with the SEC. The address of the site is www.sec.gov.

47

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

BIOLIFE SCIENCES, INC.

F-1

 Financial Statements

BIOLIFE SCIENCES INC.

For the Years Ended November 30, 2022 and 2021

Management’s Comments on Unaudited Interim Financial Statements

The accompanying unaudited consolidated financial statements of Biolife Sciences Inc. for the years ended November 30, 2022 and 2021, have been prepared by management and approved by the Board of Directors of the Company. These statements have not been audited by the Company’s external auditors.

F-2

BIOLIFE SCIENCES INC.

BALANCE SHEETS

		November 30,	November 30,
ASSETS	Note	2022	2021
Current assets		(unaudited)	(unaudited)
Cash and cash equivalents	5	$527,333	$17,080
Prepaid expenses and other current assets		157,710	60,126
Total current assets		685,043	77,206
Equipment		150,951	991
Intangible assets	3	865,000	-
Right-to-use assets	9	35,570	115,511
Total assets		$1,736,564	$193,708

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities		767,867	581,522
Promissory notes	4	309,552	287,728
Lease obligations	9	35,570	108,630
Other current liabilities	4	89,273	89,273
Total current liabilities		1,202,262	1,067,153

Lease obligations		-	6,881
Total liabilities		1,202,262	1,074,034

Shareholders’ deficit
Common stock, $0.0001 par value 500,000,000 shares authorized, 160,085,529 shares issued and outstanding November 30, 2022 (November 30, 2021- 57,133,746)	1,6	$16,009	$5,713
Additional paid in capital	6,7	4,955,677	846,454
Accumulated deficit		(4,458,147)	(1,725,762)
Accumulated other comprehensive loss		20,762	(6,731)
Total shareholders’ deficit		534,302	(880,326)
Total liabilities and shareholders’ deficit		$1,736,564	$193,708
Commitments and contingencies	9
Subsequent events	11

See accompanying notes to the unaudited consolidated financial statements

F-3

BIOLIFE SCIENCES INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		For the years ended November 30,
	Note	2022	2021

Expenses
Salaries and consultants		(425,000)	(168,131)
Rent and occupancy costs	9	(90,138)	(88,862)
Share-based payment expense	7	(2,185,087)	(161,834)
Interest expense	4	(32,160)	(37,009)
Office and sundry expenses and other		-	(1,032)
		(2,732,385)	(456,868)
Loss before income taxes		(2,732,385)	(456,868)
Income tax expense		-	-
Net loss		$(2,732,385)	$(456,868)

Other comprehensive loss
Foreign exchange translation gain		27,493	(6,731)
Net loss and comprehensive loss		$(2,704,892)	$(463,599)

Net loss per share - basic and diluted		$(0.04)	$(0.01)
Weighted average number of common shares outstanding - basic and diluted		70,520,122	54,876,759

See accompanying notes to the unaudited consolidated financial statements

F-4

BIOLIFE SCIENCES INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIENCY

		Common stock
	Note	Number of Shares	Amount	Additional paid-up capital	Deficit	Accumulated other comprehensive loss	Total
November 30, 2020		55,404,237	$5,540	$609,682	$(1,268,894)	$(35,857)	$(689,529)
Issuance of shares of common stock		1,729,509	173	74,992	-	-	75,165
Share based payment expense		-	-	161,834	-	-	161,834
Net loss		-	-	-	(456,868)	-	(456,868)
Foreign currency translation		-	-	-	-	29,126	29,126
November 30, 2021		57,133,746	$5,713	$921,500	$(1,725,762)	$(6,731)	$(805,280)
Issued in respect of acquisitions	3	1,000,000	100	864,900			865,000
Issuance of shares of common stock in respect of cash	6	28,266,076	2,827	984,191	-	-	987,018
Issuance of shares of common stock in respect of services		73,685,704	7,369	1,721,730			1,729,099
Share based payment expense in respect of options and restricted stock	6	-	-	463,357	-	-	463,357
Net loss		-	-	-	(2,732,385)	-	(2,732,385)
Foreign currency translation		-	-	-	-	27,493	27,493
November 30, 2022		160,085,526	$16,009	$4,955,677	$(4,458,147)	$20,762	$534,302

See accompanying notes to the unaudited consolidated financial statements

F-5

BIOLIFE SCIENCES INC.

STATEMENTS OF CASH FLOWS

	Note	Years ended November 30,
		2022	2021
Cash flow from operating activities
Net loss		$(2,732,385)	$(456,868)
Non-cash items:
Share-based payment expense	8	2,185,087	161,834
Deposits		-	(23,925)
Accounts payable and accrued liabilities		(192,487)	212,113
Net cash used in operating activities		(739,785)	(106,846)
Net cash used in investing activity		-	-
Cash flow from financing activities
Issuance of shares	6	1,233,304
Issuance of promissory note	5	-	75,000
Net cash provided by financing activities		1,233,304	75,000
Effect of exchange rate changes on cash		16,734	13,886
Increase in cash and cash equivalents		510,253	(17,660)
Cash and cash equivalents, beginning of year		17,080	34,740
Cash and cash equivalents, end of year		$527,333	$17,080

Interest paid		-	-
Taxes paid		-	-

  See accompanying notes to the unaudited consolidated financial statements

F-6

BIOLIFE SCIENCES INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US dollars)

NOTE 1 — NATURE OF OPERATIONS AND GOING CONCERN

Biolife Sciences Inc., formerly known as Rhino Novi, Inc. (“Biolife” or the “Company”) was incorporated under the laws of the State of Nevada on March 31, 2000.  Effective June 3, 2020, the Company entered into an Agreement for the Exchange of Stock (the “Agreement”) with 10932540 Canada Inc. (“10932540”), a Canada corporation.   Pursuant to the Agreement, the Company agreed to issue 35,751,380 shares of its restricted common stock to 10932540 shareholders (“10932540’ shareholders”) in exchange for all the shares of 10932540 Inc. owned by the 10932540 Shareholders.  At the Closing Date, Itav Avital, a significant shareholder of the Company agreed to cancel 20,000,000 shares of the Company’s common stock, which shares constituted the control shares of the Company, which was effective on October 16, 2020.  Other than this one significant shareholder, shareholders of the Company held 3,973,481 shares. As a result of the Agreement, 10932540 is now a wholly owned subsidiary of the Company.  The Company has amended its Articles of Incorporation to change its name to Biolife Sciences Inc. and the appropriate forms were filed with FINRA to change its name, address and symbol.

As the former 10932540 shareholders ended up owning the majority of the Company, the transaction does not constitute a business combination and was deemed to be a recapitalization of the Company with 10932540 being the accounting acquirer, accordingly the accounting and disclosure information is that of 10932540 going forward.

10932540 Canada Inc., was incorporated under the laws of Canada on August 6, 2018.

BioLife Sciences is a commercialization accelerator, licensor and developer of innovative and disruptive technologies for the healthcare, beauty, home gardening and food and beverage industry sectors.  Currently its sales are derived from the sale of sanitation products.

On October 21, 2022, the Board approved a Plan of Domestication (the “Plan”) which provides the Plan pursuant to which the Company, originally incorporated in Nevada, will effectuate the domestication of the Company to the state of Florida. The Plan sets forth the terms of the domestication, the continuation of the Company as a Florida Corporation under the name of Biolife Sciences Inc., and the filing of the Company’s Articles of Incorporation with the state of Florida. Pursuant to the Plan, the Company prepared Articles of Conversion with the Nevada Secretary of State to be filed upon conversion and domestication of the Company to the state of Florida.  On October 28, 2022, Biolife Sciences Inc., filed the Articles of Incorporation with the state of Florida.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation:  The consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary to present a fair statement of the results for the periods.  From the date of incorporation to February 28, 2020, there was limited operating activity.  The operations from incorporation to January 1, 2020, were immaterial. Accordingly, as a result of the Agreement, as described in Note 1, the Company has presented the consolidated statement of operations and comprehensive loss, shareholders’ stockholders (deficiency) equity and cash flows from the date of incorporation until August 31, 2020.

Basis of consolidation: The consolidated financial statements comprise the accounts of the Company and its wholly owned subsidiaries, 10932540 Canada Inc., INFE Human Resources – Unity, Cosmo Temp and Mazel Temp (“Cosmo/Mazel”), INFE Human Resources of New York, Monarch Human Resources (“Monarch”), Express Employment Agency Corporation (“Express”), Empire Staffing Inc. (“Empire”), and Gilsor Technologies Inc. and Lone Staffing, Inc. All significant inter-company accounts and transactions have been eliminated in consolidation.

F-7

Subsidiaries are all entities (including special purpose entities) over which the Company, either directly or indirectly, has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Where the group does not directly hold more than one half of the voting rights, significant judgment is used to determine whether control exists. These significant judgments include assessing whether the group can control the operating policies through the group’s ability to appoint the majority of directors to the board. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group until the date on which control ceases.

The accounts of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Inter-company transactions, balances and unrealised gains or losses on transactions between the entities are eliminated.

Translation of foreign currencies: The reporting and functional currency of the Company is the US dollar. The Company has determined that the functional currency of its subsidiaries is the Canadian dollar. (references to which are denoted “C$”).

Transactions in currencies other than the functional currency are recorded at the rates of the exchange prevailing on dates of transactions. At each balance sheet reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated at the exchange rate at the historical date of the transaction.  The impact from the translation of foreign currency denominated items are reflected in the statement of operations and comprehensive loss.

Translation of 10932540 assets and liabilities is done using the exchange rates at each balance sheet date; revenue and expenses are translated at average rates prevailing during the reporting period or at the date of the transaction; shareholders’ equity is translated at historical rates. Adjustments resulting from translating the consolidated financial statements into the US Dollar are recorded as a separate component of accumulated other comprehensive loss in the statement of changes in stockholders’ (deficiency) equity.

 Revenue recognition: The Company recognizes revenue at the time persuasive evidence of an agreement exists, price is fixed and determinable, the delivery has occurred or the service has been performed and collectability is reasonably assured, particularly with respect to the mobility products sold and mobility products commissions.

In addition, the Company applies the following specific revenue recognition policies:

a)	The Company’s revenues are primarily generated from the sale of sanitation products.

Financial instruments: ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Included in the ASC Topic 820 framework is a three level valuation inputs hierarchy with Level 1 being inputs and transactions that can be effectively fully observed by market participants spanning to Level 3 where estimates are unobservable by market participants outside of the Company and must be estimated using assumptions developed by the Company. The Company discloses the lowest level input significant to each category of asset or liability valued within the scope of ASC Topic 820 and the valuation method as exchange, income or use. The Company uses inputs which are as observable as possible and the methods most applicable to the specific situation of each company or valued item.

The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, cash in trust and, accounts receivables, net of any allowances for doubtful accounts, accounts payable and accrued liabilities, and promissory notes approximate fair value because of the short period of time between the origination of such instruments and their expected realization. The allowance for doubtful accounts is reflected in “Office and Sundry” expenses on the statement of operations and comprehensive loss.

The Company’s policy is to recognize transfers into and out of Level 3 as of the date of the event or change in the circumstances that caused the transfer. There were no such transfers during the year.

Basic and diluted loss per share: Basic and diluted loss per share has been determined by dividing the net loss available to shareholders for the applicable period by the basic and diluted weighted average number of shares outstanding, respectively. The diluted weighted average number of shares outstanding is calculated as if all dilutive options had been exercised or vested at the later of the beginning of the reporting period or date of grant, using the treasury stock method.

Loss per common share is computed by dividing the net loss by the weighted average number of shares of common shares outstanding during the period. Common share equivalents, options and warrants are excluded from the computation of diluted loss per share when their effect as anti-dilutive.

 Segment Reporting: ASC 280-10, “Disclosures about Segments of an Enterprise and Related Information”, establishes standards for the way that public business enterprises report information about operating segments in the Company’s consolidated financial statements. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company does not have any reportable segments and significantly all of the assets are located in, and all revenues are currently earned in Canada.

Cash and cash equivalents: Cash and cash equivalents include demand deposits held with banks and highly liquid investments with remaining maturities of ninety days or less at acquisition date.  For purposes of reporting cash flows, the Company considers all cash accounts that are not subject to withdrawal restrictions or penalties to be cash and cash equivalents. Cash in trust and customer deposits are amounts held by the Company at various financial institutions for settlement of clients’ funds payable.  Client funds are amounts owing on behalf of clients for prepaid debit cards.

Inventories: Inventory is stated at the lower of cost or net realizable value. Cost is recorded at standard cost, which approximates actual cost, on the first-in first-out basis.

Equipment: Equipment is stated at historic cost. The Company has the following sub-categories of property and equipment with useful lives and depreciation methods as follows:

•	Computer equipment and furniture – 30% declining balance per year

The cost of assets sold, retired, or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts. Expenditures for maintenance and repairs are charged to expense as incurred.

Goodwill:  Goodwill represents the excess purchase price over the estimated fair value of net assets acquired by the Company in business combinations. Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the acquisition amount over such fair value being recorded as goodwill and allocated to reporting units (“RU”).  RUs are the smallest identifiable group of assets, liabilities and associated goodwill that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  Given how the Company is structured and managed, the Company has one RU.  Goodwill arises principally because of the following factors among other things: (1) the going concern value of the Company’s capacity to sustain and grow revenues through securing additional contracts and customers,; (2) the undeserved market of consumers looking for financial transactional alternatives; (3) technological and mobile capabilities beyond acquired lines of business to capture buyer specific synergies arising upon a transaction and (4) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed in a business combination, if any.

The Company accounts for goodwill and intangible assets in accordance with ASC No. 350, Intangibles-Goodwill and Other (“ASC 350”). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

F-8

Intangibles:  The Company has applied the provisions of ASC topic 350 – Intangibles – goodwill and other, in accounting for its intangible assets. Intangible assets subject to amortization are amortized on a straight-line method on the basis over the useful life of the respective intangibles. The following useful lives are used in the calculation of amortization:

Impairment of non-financial assets: The Company follows the ASC Topic 360, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the assets’ carrying amounts may not be recoverable, or in the case of intangible assets having an indefinite useful life, assessed for impairment annually.

In performing the review for recoverability, if future undiscounted cash flows (excluding interest charges) from the use and ultimate disposition of the assets are less than their carrying values, an impairment loss represented by the difference between its fair value and carrying value, is recognized. When properties are classified as held for sale they are recorded at the lower of the carrying amount or the expected sales price less costs to sell.

Income taxes:  Deferred tax is recognised using the asset and liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. However, the deferred taxis not recognised if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred taxis determined using tax rates (and laws) that have been enacted by the reporting date and are expected to apply when the related deferred taxation asset is realised or the deferred taxation liability is settled. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

The Company assesses the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date. The Company is subject to examination by taxing authorities in jurisdictions such as the United States and Canada. Management does not believe that there are any uncertain tax positions that would result in an asset or liability for taxes being recognized in the accompanying consolidated financial statements. The Company recognizes tax-related interest and penalties, if any, as a component of income tax expense.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Share-based payment expense

The Company follows the fair value method of accounting for stock awards granted to employees, directors, officers and consultants. Share-based awards to employees are measured at the fair value of the related share-based awards. Share-based payments to others are valued based on the related services rendered or goods received or if this cannot be reliably measured, on the fair value of the instruments issued. Issuances of shares are valued using the fair value of the shares at the time of grant; issuances of warrants and other share-based awards are valued using the Black-Scholes model with assumptions based on historical experience and future expectations. All issuances of share-based payments have been fully-vested, otherwise the Company recognizes such awards over the vesting period based on expectations of the number of awards expected to vest over that period on a straight-line basis.

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Business combinations

A business combination is a transaction or other event in which control over one or more businesses is obtained. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits. A business consists of inputs and processes applied to those inputs that have the ability to create outputs that provide a return to the Company and its shareholders. A business need not include all of the inputs and processes that were used by the acquiree to produce outputs if the business can be integrated with the inputs and processes of the Company to continue to produce outputs. The Company considers several factors to determine whether the set of activities and assets is a business.

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to reporting units (“RUs”). If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations. Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they are adjusted retrospectively in subsequent periods. However, the measurement period will not exceed one year from the acquisition date. If the assets acquired are not a business, the transaction is accounted for as an asset acquisition.

 Use of estimates: The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The areas where management has made significant judgments include, but are not limited to:

Accounting for acquisitions

The accounting for acquisitions requires judgement to determine if an acquisition meets the definition of a business combination under ASC 805.  Further, management is required to use judgement to determine the fair value of the consideration provided and the net assets and liabilities acquired.

Assessment of Impairment

The Company has certain assets for which a determination of an impairment, if any, requires significant judgement to determine if the carrying amount of any assets are impaired.  Management uses judgement in determining among other things, whether or not an indicator of impairment has occurred, future cash flows, time horizons, and likelihood of recoverability.  The assets where management has assessed the recoverability the carrying amount includes accounts receivable, equipment, intangibles and goodwill.

Deferred taxes: Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax bases of assets and liabilities and their financial statement reported amounts using enacted tax rates and laws in effect in the year in which the differences are expected to reverse. A valuation allowance is provided against deferred tax assets when it is determined to be more likely than not that the deferred tax asset will not be realized.

Share-based payment expense

The calculation of share-based payment expense requires management to use significant judgment in determining the fair value of share-based payment expense. Additionally, the management is required to make certain assumptions in arriving at the fair value of share-based payment expense.

Derivative financial instruments: The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks.

The Company reviews the terms of equity instruments and other financing arrangements, if any, to determine whether there are embedded derivative instruments, including embedded conversion options that are required to be bifurcated and accounted for separately as a derivative financial instrument. Also, in connection with the issuance of financing instruments, the Company may issue freestanding options or warrants to employees and non-employees in connection with consulting or other services. These options or warrants may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity.

F-10

Derivative financial instruments are initially measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income. To the extent that the initial fair values of the freestanding and/or bifurcated derivative instrument liabilities exceed the total proceeds received an immediate charge to income is recognized in order to initially record the derivative instrument liabilities at their fair value.

The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. If reclassification is required, the fair value of the derivative instrument, as of the determination date, is reclassified. Any previous charges or credits to income for changes in the fair value of the derivative instrument are not reversed. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within twelve months of the balance sheet date.

 NOTE 3 –ACQUISITIONS

 On February 1, 2022, the Company to announced that it has finalized a definitive agreement (the “Agreement”) with Health Box LLC towards the 100% acquisition of the Arizona-based orthomolecular medicine and natural health products company.  Under the terms of the agreement, the Company Sciences acquired 100% of Health Box LLC, which will include (but is not limited to) all existing inventory, sales channels, customer lists, intellectual property, proprietary evidence-based formulations, and market research. For consideration of 1,000,000 shares in the common stock of the company pending completion of due diligence and the finalization of the definitive agreement of purchase of sale. The company offers a diverse mix of efficacious supplements, super food concentrates, nutraceutical formulations, and advanced orthomolecular and natural health products. Their commitment to efficacy is founded in extensive research focused on medicinal botanicals, micronutrients, dietary supplements, proprietary herbal blends, and apothecary style subscription services. Health Box LLC is committed to strict quality standards and superior raw ingredient selection in their line of proprietary products.

Based on an examination of the net assets acquired, the acquisition of the net assets was determined to be a business as defined under ASC 805.

The value attributed to the shares given in exchange for the net assets was determined to be $0.86, based on the closing price of the Company’s shares.

The preliminary allocation of the purchase price to the net assets acquired based on preliminary estimates of fair value.  Final valuations of the net assets acquired is not yet complete due to the inherent complexity associated with the valuations.  The below is a preliminary purchase price allocation and therefore subject to adjustment on the completion of the valuation process and analysis of resulting tax effects, if any.

Based on the consideration given, the entire purchase price was allocated to intangible assets.

NOTE 4 – PROMISSORY NOTES and SHAREHOLDER LOANS

Up through August 31, 2021, the Company issued convertible promissory notes, for a total of $59,545. Up until January 10, 2015, SOS Resources Services Inc. had a convertible loan with a principal sum of $64,900. SOS Resources Services Inc. did previously convert $14,100 into 14,931,070 shares of common stock through the year ended November 30, 2013. These notes had remained unchanged until January 10, 2015. On January 10, 2015, KJV Property Group LLC entered into a convertible note agreement with the Company for $50,000. In which, the loan was used to cancel SOS Resources Services, Inc’s outstanding loan and accrued interest. Additionally, the company entered into two separate convertible loan agreements with KJV Property Group LLC. On February 23, 2015, the company issued a convertible loan for $6,500 with an interest rate of 7%. On February 3, 2017, the company issued a convertible loan for $16,000 to KJV Property Group LLC with an interest rate of 7%. On September 11, 2017, the company secured $15,000 by issuing a convertible note from an investor. The note has an interest rate of 12%. On February 17, 2016, the company issued a convertible loan for $2,000 with an interest rate of 10%. On August 31, 2017, the note holder elected to convert the note at a conversion price of $0.00104. On July 7, 2017, the company entered into a convertible debt for $3,000 with an interest rate of 10%.

F-11

On June 1, 2020, the Company issued a promissory note to an investor.  The note had one year maturity bore interest at 18%.  On June 29, 2020, the Company converted $36,500 into 1,305,405 shares of common stock of the Company.

On May 11, 2020, 10932540, entered into a promissory note with a private Canadian entity, for $713,674 (C$1,000,000).  The note matured on May 11, 2021 and bore an interest at a rate of 5%.   On August 31, 2020, the promissory note was converted into 1,072,037 shares of common stock of the Company.  As part of the terms of this promissory note an additional 1,654,509 shares of common stock of the Company was issued.

On October 7, 2020, the Company entered into a promissory note with a private entity, for $110,000.  The note matured on October 7, 2021 and bears an interest rate of an interest at a rate of 7%.   Interest accrued under this promissory note is $16,539.

On October 23, 2020, the Company entered into a promissory note with a private entity, for $200,000.  The note matured on October 23, 2021 and bears an interest rate of an interest at a rate of 7%.   Interest accrued under this promissory note is $29,457.

On February 16, 2021, the Company entered into a promissory note with a former director of the Company for $75,000.  The note matures on February 16, 2022, and bears an interest rate of an interest at a rate of 7%.  Interest accrued under this promissory note is $9,378.

The above is recorded in Promissory notes and accounts payable and accrued liabilities on the balance sheet.

Shareholder Loans

As of November 30, 2022, the Company had a balance, including accrued annual interest, of $94,095 (November 30, 2021 - $86,187) represented loans payable, which was used for the company’s working capital requirements. These loans as of November 30, 2022, are currently unsecured, interest bearing at 8% annual, and have no specific repayment terms.

NOTE 5 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company has exposure to liquidity risk and foreign currency risk.  The Company’s risk management objective is to preserve and redeploy the existing treasury as appropriate, ultimately to protect shareholder value.  Risk management strategies, as discussed below, are designed and implemented to ensure the Company’s risks and the related exposure are consistent with the business objectives and risk tolerance.

Liquidity Risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages its liquidity by ensuring that there is sufficient capital to meet short and long-term business requirements, after taking into account cash requirements from operations and the Company’s holdings of cash and cash equivalents. The Company also strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.

Management forecasts cash flows for its current and subsequent fiscal years to predict future financing requirements.  Future requirements may be met through a combination of credit and access to capital markets.  The Company’s cash requirements are dependent on the level of operating activity, a large portion of which is discretionary.  Should management decide to increase its operating activity, more funds than what is currently in place would be required.  It is not possible to predict whether financing efforts will be successful or sufficient in the future.   At November 30, 2022, the Company had $527,333, in cash and cash equivalents (November 30, 2021 - $17,080).

F-12

Currency risk: The Company’s expenditures are incurred in Canadian and US dollars.  The results of the Company’s operations are subject to currency translation risk.  The Company mitigates foreign exchange risk through forecasting its foreign currency denominated expenditures and maintaining an appropriate balance of cash in each currency to meet the expenditures.

Credit risk: Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. As at November 30, 2022, the Company’s credit risk is primarily attributable to cash and cash equivalents.

Interest rate risk: Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.  Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk.  The Company’s does not have significant interest rate risk as the promissory note has a fixed rate of interest.

Fair values:  The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities, promissory note and client funds approximate fair value because of the short period of time between the origination of such instruments and their expected realization.

NOTE 6 – COMMON STOCK

Common Stock

The Company is authorized to issue 3,600,000,000 common stock with a par value of $0.00001 and 20,000,000 of preference stock with a par value of $0.001.

On July 15, 2022, the Company received the qualification of its offering statement on Form 1-A with the Securities and Exchange Commission (SEC) to raise up to $20,000,000 pursuant to Regulation A+. The Company offered its stock at a price of $0.05 per share.

During the years ended three months November 30, 2022, the Company issued 28,266,076 shares in the common stock of the Company pursuant to its Regulation A+ for proceeds of $1,233,304.  See note 11 for additional details.

During the years ended November 30, 2022, the Company issued 73,685,704 shares in the common stock of the Company in respect of consulting services, the shares were valued at $1,729,099 which represented the market price of the shares at the date of issuance and is recorded in share-based payment expense.

During the year ended November 30, 2021, the Company issued 75,000 shares in the common stock of the Company as a result of the settlement of accrued liabilities.

During the year ended November 30, 2022, the Company issued 1,000,000 shares in the common stock of the Company.  See note 3 for additional details.

NOTE 7– SHARE-BASED PAYMENTS

In June 2020, the Board of Directors and stockholders, respectively, approved a Stock Incentive Plan (the “Plan”).  Awards granted under the plan are up to a maximum of 10% of the common shares issued and outstanding and can be issued in the form of an Option, Deferred Stock Unit, Dividend Equivalent Right, Deferred Stock, or other right or benefit under the Plan and can be issued to officers, directors, employees and consultants and any individual awardee would be subject to certain maximum grants under the plan.  Awards granted would be subject to certain conditions, such as vesting, which is determined by the Board of Directors.

On June 12, 2020, the Company issued 600,000 options to purchase 600,000 shares of common stock of the Company to a director, officer, and consultant of the Company.  The options have a life of five years from date of grant and vest ratibly over a 24 month period from the date of grant.  Shares in the common stock of the Company granted through the exercise of the stock options are restricted until such time that a registration statement is filed or an exemption is obtained under the applicable regulations.

F-13

On April 27, 2021, the Company issued 930,000 options to purchase 930,000 shares of common stock of the Company to a directors, officer, and consultants of the Company.  The options have a life of five years from date of grant and vest ratibly over a 24 month period from the date of grant.  Shares in the common stock of the Company granted through the exercise of the stock options are restricted until such time that a registration statement is filed or an exemption is obtained under the applicable regulations.

On October 4, 2022, the Board adopted the 2022 Stock Plan (the “2022 Stock Plan”) which provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), to our employees and for the grant of non-statutory stock options and stock awards to non-employees, including directors and other service providers.

A total of 100,000,000 shares of our Common Stock have been reserved for issuance pursuant to the exercise of options issued from the 2022 Stock Plan, which is administered by the board.

For the year ended November 30, 2022, the Board has issued a restricted stock award to key employee Justin De Four in the amount of 20,000,000 shares of Common Stock, subject to vesting, and a restricted stock award to key employee Nika Jaksic in the amount of 10,000,000 shares of Common Stock, subject to vesting.

Unless the administrator provides otherwise, our 2022 Stock Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.  In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2022 Stock Option Plan, the administrator will adjust the number and class of shares that may be delivered under our 2022 Stock Option Plan and/or the number, class, and price of shares covered by each outstanding award and the numerical share limits set forth in our 2022 Stock Option Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Share-based payment expense in respect of the awards for the year ended November 30, 2022, was $20,000.

The components of share-based payments expense in respect of options is detailed in the table below.

	Date of grant	Contractual life	Number	Exercise price ($)	Year ended ended November 30, 2022	Share price ($)	Risk-free rate	Volatility	Dividend yield	Expected life (years)
Stock options	June 12, 2020	June 12, 2022	600,000	$0.69	74,134	$0.69	1%	100%	Nil	5.00
Stock options	April 27, 2021	April 27, 2023	930,000	$0.37	116,918	$0.37	1%	100%	Nil	5.00
					$191,052

See note 6 for additional details.

 NOTE 8– RELATED PARTY TRANSACTIONS AND BALANCES

As discussed previously in note 4, the Company has loan with a shareholder of the Company.

During the year ended November 30, 2022, and 2021, the Company paid $50,000 and $nil, respectively to an officer and Director of the Company.

Share-based payments expense attributed to the directors and officers of the Company for the years ended November 30, 2022 and 2021 was $191,052 and $161,834, respectively.

Share-based payment expense attributed to officers of the Company was $20,000 and $nil, respectively, for the years ended November 30, 2022 and 2021.

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NOTE 9 – COMMITMENTS AND CONTINGENCIES

On February 15, 2021, a wholly-owned subsidiary of the Company filed an assignment into bankruptcy under the laws of Ontario Canada.

On February 22, 2021, the Company and the Company’s Chief Executive Officer were named in a statement of claim filed by in the Ontario Superior Court of Justice.  The claim alleges among other things that the Company and the Chief Executive Officer made certain misrepresentations with respect to the sale of hand sanitizer by a subsidiary of the Company.  Additionally, the claim alleges that the product was mislabelled.

The Company has analyzed  the claim and, based on its analysis, has concluded that the complaint is legally deficient and otherwise without merit.  The Company intends to vigorously defend against these claims and on March 1, 2021 filed a Notice to Defend in response to the claim in the Ontario Superior Court of Justice.   On March 9, 2021, a Statement of Defence was filed in the Ontario Superior Court of Justice.

At November 30, 2022, the Company leased office space under a contract which expires on April 30, 2023.   The amount due under this contract is as follows:

Period ended November 30,	$
2023	$43,000
$43,000

NOTE 10 – INCOME TAXES

	For the years ended November 30,
	2022	2021
Net loss for the year before income taxes	$(2,712,385)	$(456,868)

Expected income tax recovery	(718,782)	(121,070)
Change in valuation allowance	718,782	121,070
	$-	$-

Unrecognized deferred tax assets

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Unrecognized deferred tax assets have not been disclosed

NOTE 10 – Covid-19

In early 2020, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID- 19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future period.

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NOTE 11 – SUBESEQUENT EVENTS

On February 22, 2023, an Offering Statement (the “Offering Statement”) pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission (“SEC”). The Offering Statement was Qualified on June 30, 2022. Post-Qualification Amendment No. 2 to the Offering Statement (the “PQA2”) has been filed with the SEC. The PQA2 was Qualified on February 17, 2023.  This Offering Circular Supplement No. 1 covers a change in the offering price of the shares offered from $0.001 to $0.0008 per share.

On January 20, 2023, a Post-Qualification Amendment No. 1 to an Offering Statement (the “PQA”) pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission (“SEC”). The PQA was Qualified on December 29, 2022.  This Offering Circular Supplement covers a change in the offering price of the shares offered from $0.002 to $0.0016 per share.

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